



FRAMEWORK FOR THE FUTURE



ANNUAL REPORT 2005

MANATRON Inc.

CORE VALUES

The foundation of our culture is based upon the following shared core values that are used in all of our decision-making.

Respect

Responsibility

Integrity

Caring

WE STRIVE TO...

Do what we say we're going to do.

Be open and honest with everyone

Build relationships around trust.

Treat everyone with dignity and respect.

Understand that it's okay to disagree.

Encourage our employees to take risks.

Be tenacious about saving money.

Play by the rules.

Be committed to making a reasonable profit.

Learn from our mistake.

Work hard and have fun.

Put our health and family first.

Give back to our communities.

VISION:

Our vision is to be the leading provider of innovative, integrated property systems and services for local governments in North America. We seek to delight our clients with our products and services, to build a healthy culture with our employees who embrace our core values and to maximize shareholder value.



Financial Highlights

	2005	2004	2003	2002
Net Revenues	**$40,154,825**	$38,455,296	$40,387,265	$41,131,718
Gross Profit	**17,512,270**	17,749,540	17,369,526	15,332,683
Income from operations	**1,335,662**	2,794,799	2,063,113	603,059
Pre-tax income	**3,846,654**	7,017,705	2,290,322	657,714
Net income	**2,365,654**	4,585,705	1,510,322	227,714
Diluted earnings per share	**0.53**	1.06	0.38	0.06
Cash and short-term investments	**$ 8,444,195**	$10,125,370	$10,349,165	$ 5,648,184
Total assets	**37,801,200**	32,882,639	31,330,567	27,851,272
Shareholders' equity	**23,640,545**	20,295,953	15,050,582	12,423,266
Book value per share	**5.28**	4.75	3.64	3.11

Net Revenues
($ in millions)



$41.1
$40.4
$38.5
$40.2
'02
'03
'04
'05

Diluted Earnings Per Share



$0.06
$0.38
$1.06
$0.53
'02
'03
'04
'05

Shareholders' Equity
($ in millions)



$12.4
$15.1
$20.3
$23.6
'02
'03
'04
'05



To Our Shareholders,

This past year has been distinguished by significant execution on our plan to position Manatron as the national market leader. We unveiled our new corporate identity, divested our Judicial product line, opened new geographic markets, instilled several new processes and disciplines in our operations, and continued to make significant investments in our people. One major result is that we are now focused 100% on Property Systems and Services. Few if any of our competitors can make that claim!

More importantly, we launched our new Government Revenue Management™ (GRM™) software in Gwinnett County, Georgia during fiscal 2005. We went live with the Manatron CAMA and Records components of the GRM suite during our second quarter. The balance of the year was devoted to completing the Tax Billing and Collection modules so that Gwinnett County could have a fully integrated Property solution in time to calculate and print its tax bills this summer.

We are pleased to report that by the time you read this letter, the first version of our new, integrated GRM software has been successfully installed, and is operational. While software is never complete, a large part of our value proposition is that we continually improve it based on user-requested enhancements, technology advancements and legislative changes; this is a major milestone for the Company. Additional value levers include Manatron's 35-year history, our long-standing relationships with more than 1,000 local governments and our 3,000 plus years of "subject matter expertise."

Other highlights for fiscal 2005 include major new contracts with the City of Nashville/Davidson County, Tennessee; the City of Jacksonville/Duval County, Florida; the City of Virginia Beach; and the Arizona Department of Revenue. We had additional sales success in our Idaho, Indiana, Illinois, Ohio and Oregon markets. We announced a new strategic alliance with DoxTek, which is helping to deliver imaging technology to our Indiana client base primarily related to the electronic processing, storage and retrieval of sales disclosure forms in compliance with state policies. Another key relationship was formed with Bid4Assets, which allowed us to deliver Internet tax sale functionality and end-to-end auction services to our Florida client base during the first quarter of fiscal 2006. Finally, we announced the acquisition of VisiCraft in Georgia. This brought us an additional 26 Property Tax accounts in Georgia, $350,000 in recurring revenue, and most importantly, added invaluable "subject matter expertise" to our team.

We finished fiscal 2005 with a strong fourth quarter, reporting nearly $12 million in net revenues and $1.2 million of income before taxes. For the year, our net revenues increased 4.4% to $40.2 million compared to $38.5 million in the prior fiscal year. Excluding the revenues from our divested Financial and Judicial product lines, as well as the revenues from hardware and third-party software for both years, our pro forma "property related" net revenues increased by 12.0%. The fourth quarter was also our 18th consecutive profitable quarter and the 15th without any bank debt.

Net income for fiscal 2005 was $2.4 million or $0.53 per diluted share and includes an after-tax gain of $1.4 million or $0.31 per diluted share related to the sale of our Judicial product line in May of 2004. For fiscal 2004, we reported net income of $4.6 million or $1.06 per diluted share, which included a net gain of $2.6 million or $0.60 per diluted share from the divestiture of our Financial product line in May of 2003. In addition, the prior year net income included $491,000 or $0.11 per diluted share related to the settlement of the Allegheny County lawsuit in January of 2004. Excluding these non-recurring amounts from both years, our pro forma net income was $1.0 million or $0.22 per diluted share for fiscal 2005 compared to $1.5 million or $0.35 per diluted share in the prior year.

The decrease in our pro forma net income in fiscal 2005 versus 2004 is primarily due to the additional costs that have emanated from implementing our new business strategy. As our revenues grow and the mix continues to positively shift toward more software business, we are confident that the Company will be better able to leverage these investments and report improved gross and operating margins.

In summary, we made substantial progress in transitioning Manatron and our products to the next generation during fiscal 2005, while maintaining our profitability and increasing shareholder value by nearly 10%. We recognize that the transition is not yet complete, and while we have more hard work to do, the market is confirming that we are on the right track, headed in the right direction. **When considering the likelihood of government jurisdictions upgrading their Property software, we believe it is not a matter of "if", but "when."**

Our major focus for fiscal 2006 is to ensure that our current GRM implementations are successful in order to build momentum by opening additional new target markets, increasing our current footprint in our growth markets, and finally by preserving and growing our traditional core markets. Acquisitions will continue to be a key part of this growth strategy. We also will continue building a national property system deployment and support team, replacing the regional strategy we have previously utilized. This will enable us to further leverage our costs and talent, and be more efficient while improving customer satisfaction.

We are building a *Framework for the Future* and, as we complete fiscal 2005, we believe Manatron is in a far stronger competitive position than ever before. We remain confident in our industry and believe we have the right products, the right people, the right partnerships and the right strategy for success in the markets in which we compete.

Our success is due to the talented, dedicated and loyal team we have working for Manatron. We truly value our employees and would like to take this opportunity to thank them for their major effort this past year. We would also like to thank you for your interest, commitment and confidence in Manatron. We encourage you to continue with us on our exciting journey as we position Manatron as the leading provider of innovative, integrated Property systems and services for local governments in North America.

Sincerely,



Paul R. Sylvester
President and Chief Executive Officer



Randall L. Peat
Chairman of the Board

Today, most local governments continue to operate software systems that were designed independently, in silos, to meet the needs of individual departments. These systems are based on aging technologies that were not designed to operate across departments, let alone connect to external systems, the taxpayer or private sector businesses that rely on the information stored in the systems.

Functional Technology

At Manatron, we develop our software products with two objectives in mind: ensuring they are both feature-rich and technologically relevant. Dedicated product managers are continuously working with clients, evaluating trends, developing new ideas and translating them into new product features. We also conduct rigorous, formal usability testing with our products to incorporate real-world, operational feedback into the design process. This continuous product improvement keeps our clients on the forefront of efficiency and is reflected in the operational and managerial excellence displayed by many of our clients. In addition, our GRM iFramework team ensures that our product platform is appropriately positioned along the industry's technology adoption curve. This two-fold approach provides us with a competitive advantage over pure technology companies who lack the "subject matter expertise" and smaller competitors who cannot afford the investment required to build service-oriented, web centric product architecture. These are compelling factors for leading jurisdictions looking for a solution provider that will go with them into the future.



> Manatron GRM is the unifying platform around which all of our clients will be consolidated and through which we will acquire the leading jurisdictions looking for tools to manage their vital revenue source.

Government Revenue Management–GRM

With never-ending budget pressures at all levels of government, property taxes are becoming a fiscal lifeline for counties, cities and townships. Because of the increasing importance of this vital revenue source, it is imperative that jurisdictions completely, fairly and accurately assess all properties and collect the related taxes from their citizens. In addition, being able to anticipate revenue trends through the analysis of property tax data and to develop proactive strategies regarding this information is a critical "must-do" for all forward thinking government jurisdictions. With this in mind, Manatron introduced its new, powerful and revolutionary Government Revenue Management (GRM) software to the market in fiscal 2005. This suite of software applications is a fully integrated, enterprise-level solution for managing the entire property life cycle, from deed recording, GIS, valuation and assessment administration to tax billing and collection, delinquents and tax sales.

Manatron GRM automates the operational, information and planning needs for Auditors, Treasurers, Assessors, Tax Collectors, Recorders and other state and local government officials. It boasts the latest in technology advancements and reflects Manatron's rich heritage and experience in developing and supporting property software systems. The GRM product suite rests upon Manatron's iFramework, a technology platform built on Microsoft .NET that supports robust business features while insulating the application functionality from changes in technology. Deployed in a Web Server environment, iFramework provides flexibility, reduces Total Cost of Ownership and enables an unprecedented level of interoperability and "smart client" integration. iFramework also allows various installation configurations including an ASP model, which may open new opportunities in the local government market.

Manatron GRM

Leading jurisdictions such as the City of Virginia Beach, Virginia and Gwinnett County, Georgia agree that there is a need for a new generation, integrated solution and have signed contracts with Manatron for its GRM solution.

Sales and Business Development

Manatron sales and business development activity is almost exclusively performed through its direct sales force. This past year the sales and business development team focused on three key objectives: a centralized proposal generation process, emphasis on strategic selling on a national level and implementation of a new sales performance incentive plan. The intent of this emphasis was twofold. First, we wanted to maximize sales opportunities while containing sales expenses. Secondly, we needed to support the new corporate branding efforts of our marketing strategy to position Manatron as the leading provider of innovative, integrated property systems and services for local governments in North America.

Centralized Proposal Generation

By centralizing this function, our sales team became much more productive due to the fact that we were able to provide significant sales support in specific targeted selling opportunities, while at the same time ensuring that a consistent market and product message was delivered across all our markets. Several new proposal tools and sales collaterals allowed our team to focus on more effective value proposition content and relationship management activities which is improving our close rates, particularly in new markets. Centralizing this function also provided consistency in the delivery of a cohesive strategy and message to the markets in general.

Emphasis on Strategic Selling

Sales training emphasizing solution selling and relationship development was conducted this past year to improve our sales productivity. We also introduced strategic selling concepts that are enabling our salespeople to become more effective at building relationships and to better communicate our value levers to prospects. The strength of our relationships and value proposition, including how we measure up competitively, is also now considered on every deal. As a result, we are now able to objectively evaluate all sales opportunities based on the merits our ability to effectively win the business. Recognizing that responding to customer requests for proposals is very costly, we are evaluating all opportunities with a keen eye to both real and opportunity costs associated with bid responses. Accordingly, our salespeople have become better disciplined at declining bid opportunities when we do not think we have a reasonable chance of winning. This allows our efforts to be better spent on identifying, qualifying and pursuing business that is more profitable and less costly to win.

New Sales Performance Incentive Plan

This past year, we created a new sales performance incentive plan to drive organic top-line revenue growth and emphasize closing business that mapped directly to our overall business plan. This plan primarily focused our sales team efforts on pursuing opportunities that drove our software into new markets. As a result, our sales into new named accounts of approximately $11.6 million, or 67% of total software, hardware and related services sales for fiscal 2005 was a record high for us. Historically, the majority of the Company's sales have been to current clients. Emphasis on selling new accounts will remain high on our priority list as we continue to position our Government Revenue Management suite of software products and Manatron as the leading solution across the country for those jurisdictions who want a single provider for all their property software and integration needs.



Operations

A key component of our Growth Strategy has been the development, introduction and execution of key business processes across the Company. These processes are enabling us to operate in a more consistent and efficient manner, while also allowing us to continually monitor and improve our service, which ultimately means improved operating margins.

During the past three years, we have established processes for client project implementations, support, development through-put, and product lifecycle and release planning. Our people have gone through the transition to become a results-oriented team, relying on our metrics to monitor and measure our success.

Through our Program Management Office, we have put in place the Manatron Program Methodology. This is a full-cycle approach to client implementations, from preparation of the initial contract statement of work, project kick-off, scheduling and control, to transition planning, execution and support turnover. Manatron's program library and methodology not only guides the project managers, core team members and client team members through a structured approach to implementation, but also includes the necessary templates and guidelines to support the efficient execution of a project. This methodology is now utilized on all of our medium and large projects.

Our global support organization handled over 26,000 client calls last year, helping our clients solve issues ranging from security setup to process execution to program fixes. Every one of these calls is viewed as an extremely important client touch-point. Our clients rely on our support professionals to help them achieve their business objectives. Our support processes allow us to log each and every one of these calls, route the call to the appropriate support analyst(s), log the issue activity, document the resolution and then close the call with the client. Client support is a core component of our business and our established metrics allow us to continually improve this critical business function.

Our development, product lifecycle and release planning processes support the evolution and expansion of our GRM products. We define the activities and responsibilities, analyze market and client information, scope the work effort, and ultimately design and develop the desired functionality into our product suite. These processes are part of our *Framework for the Future* and are helping us continue to position our Government Revenue Management suite of software products and Manatron as the leading property solution in the nation.

Client support is a core component of our business and our established metrics allow us to continually improve this critical business function.





Opportunity

Throughout the U.S., forward-thinking counties and cities are looking for ways to relieve the growing pressure faced by their jurisdictions. Recognizing that managing the entire property and related tax life cycle can lead to improved accuracy in their collection, offer better planning tools and drive more responsible property tax management, they are seeking solution providers that understand and address these opportunities. Utilizing a combination of market positioning, partnerships and key prospect targeting, we are aggressively seeking to establish strong positions in new markets by implementing our new, integrated Manatron GRM property software suite. These growth markets represent significant potential to further build momentum in places where we have the greatest opportunity to dominate. Our strategy continues to take root as more and more local jurisdictions see our vision and observe these implementations while they gain a growing awareness of the shortcomings of their own systems and processes. Beyond our current growth target markets, we are also building strategic relationships and brand awareness in selected emerging markets which represent a significant, additional longer-term revenue opportunity. We anticipate that we will move these emerging markets into growth markets within the next year or two. The lightly shaded states indicate the current markets we are in or are targeting. Together with our vision and new GRM solution, they present a compelling opportunity. Aggressively responding to this opportunity is our mission and focus.



Selected Financial Data

The following table sets forth selected financial data of the Company for the last five fiscal years. It has been derived from and should be read in connection with the Company's Financial Statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Certain reclassifications have been made to the fiscal 2001 through fiscal 2004 selected financial data to conform to the fiscal 2005 presentation.

	2005	2004	2003	2002	2001
Fiscal Years Ended April 30:					
Net revenues	**$40,154,825**	$38,455,296	$40,387,265	$41,131,718	$41,126,586
Gross profit	**17,512,270**	17,749,540	17,369,526	15,332,683	13,477,302
Income (loss) from operations	**1,335,662**	2,794,799	2,063,113	603,059	(860,947)
Net income (loss)	**2,365,654**	4,585,705	1,510,322	227,714	(940,630)
Basic earnings (loss) per share	**.57**	1.15	.40	.06	(.27)
Diluted earnings (loss) per share	**.53**	1.06	.38	.06	(.27)
At April 30:					
Cash and short-term investments	**$ 8,444,195**	$10,125,370	$10,349,165	$ 5,648,184	$ 700,840
Total assets	**37,801,200**	32,882,639	31,330,567	27,851,272	25,851,143
Shareholders' equity	**23,640,545**	20,295,953	15,050,582	12,423,266	11,140,522
Long-term debt[1]	**807,686**	—	—	—	—
Book value per share[2]	**5.28**	4.75	3.64	3.11	2.95

(1) The long-term debt reflected in this table consists solely of a note payable executed by the Company in connection with its November 2004 acquisition of VisiCraft Systems, Inc. The Company had no other long-term debt during the period covered by the table.

(2) Book value per share was calculated by dividing total shareholders' equity by the sum of total shares outstanding and total shares pending issuance at the respective year ends.

The following section provides a narrative discussion about Manatron's financial condition, changes in financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Financial Statements and related notes thereto.

Critical Accounting Policies and Estimates

The Company enters into contracts with customers to license or sell application software; third-party software, hardware, related professional services, such as installation, training, data conversions and post-contract support and maintenance (PCS) services, and various appraisal services.

The Company recognizes revenue for contracts with multiple element software arrangements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence ("VSOE"). When discounts are offered in a software arrangement, the Company utilizes the residual method, as defined in SOP 97-2, and allocates revenue to the undelivered elements based on VSOE. The discount and remaining revenue are allocated to the delivered elements, which typically encompass the software, service and hardware components of the contract.

Certain of the Company's software arrangements involve "off-the-shelf" software and services that are not considered essential to the functionality of the software. For these arrangements, software revenue is recognized when the installation has occurred, customer acceptance is reasonably assured, the sales price represents an enforceable claim and is probable of collection, and the remaining services such as training and installation are considered nominal. Fees allocable to services under these arrangements are recognized as revenue as the services are performed.

Revenue related to sales of computer hardware and supplies is recognized when title passes, which is normally the shipping or installation date.

PCS includes telephone support, bug fixes, enhancements and rights to upgrades on a when-and-if available basis. These support fees are typically billed in advance on a monthly, quarterly or annual basis and are recognized as revenue ratably over the related contract periods.

Billings for Future Services, as reflected in the accompanying balance sheets, includes PCS and other services that have been billed to the customer in advance of performance. It also includes customer deposits on new contracts and other progress billings for software and hardware that have not been completely installed.

For arrangements that include customization or modification of the software, or where software services are otherwise considered essential, or for real estate appraisal projects, or for software that is not generally available, revenue is recognized using contract accounting. Revenue from these arrangements is recognized using the percentage-of-completion method with progress-to-completion measured based primarily upon labor hours incurred or units completed. Revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As of April 30, 2005 and 2004, the reserves for contract losses, as well as billed retainages outstanding associated with revenue that has been recognized, were not material.

Since the timing of billings does not always coincide with revenue recognition, the Company reflects Revenues Earned in Excess of Billings and Retainages, as well as Billings in Excess of Revenues for contracts in process at the end of the reporting period, as reflected in the accompanying balance sheets.

Reserves against Accounts Receivable and reserves against Revenues Earned in Excess of Billings and Retainages are established based on the Company's collection history and other known risks associated with the related contracts. These reserves contain a general provision of 2%, as well as a specific provision for accounts the Company believes will be difficult to collect. Because of the nature of its customers, which are predominantly governmental entities, the Company does not generally incur losses resulting from the inability of its customers to make required payments. Alternatively, customers may become dissatisfied with the functionality of the software products and/or the quality of the services provided and request a reduction to the aggregate contract price. Management reviews significant past due Accounts Receivables on a quarterly basis and the related adequacy of the Company's reserves. As of April 30, 2005 and 2004, the Company's reserves for uncollectible Accounts Receivable and Revenues Earned in Excess of Billings and Retainages were $626,000 and $969,000, respectively.

The Company's contracts do not typically contain a right of return or cancellation. For those that do, management reviews the adequacy of the Company's reserves for returns or cancellations on a quarterly basis. As of April 30, 2005 and 2004, these reserves for returns were not material.

Notes Receivable result from certain software contracts in which customers pay for the application software, hardware or related services over an extended period of time, generally three to five years. Interest on these notes ranges from 8% to 10%. The Company recognizes revenue for these contracts when the related elements are delivered, as the contract terms are fixed and determinable, and the Company has a long-standing history of collecting on the notes under the original payment terms without providing concessions. In addition, certain of the Company's contracts with customers include lease terms which meet the criteria of sales type leases as defined by Statement of Financial Accounting Standards No. 13, "Accounting for Leases." However, the Company's leasing activities are not a material part of its business activities and, accordingly, are not separately presented in the accompanying financial statements.

The Company has approximately $4.9 million of goodwill recorded as of April 30, 2005 related to prior acquisitions. As more fully described in Note 2 of the Notes to Financial Statements, a new accounting standard adopted in fiscal 2003 requires that goodwill be reviewed for impairment at least annually and as indicators of impairment occur. The annual evaluation of goodwill impairment requires the use of estimates about the future cash flows of each reporting unit to determine estimated fair values. Changes in forecasted operations and changes in discount rates can materially affect these estimates. The annual tests performed by the Company indicated that no impairment of goodwill has occurred.

As more fully described in Note 1 of the Notes to Financial Statements, the Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility on a specific software project. This intangible asset is amortized over an estimated useful life of not greater than three years. The unamortized balance of capitalized software is reviewed for impairment annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable by calculating the net realizable value for each respective product. The net realizable value is the estimated future gross revenues from a product reduced by the estimated future costs of completing and disposing of that product. Changes in forecasted operations, driven primarily by market trends and customer demand, can materially affect the estimates of net realizable value.

Results of Operations: Fiscal Year 2005 Compared to Fiscal Year 2004

The Company's business is primarily focused on providing software and services to enable local governments in North America to completely, fairly and efficiently assess real and personal property as well as bill and collect the related taxes from its citizens. The Company's software manages the entire property life cycle, which includes deed recording, mapping (GIS), assessment, tax billing and collection, tax sales and e-government.

The Company's revenues are generated from software license fees, hardware sales, forms and supply sales, and various related professional services, such as software support, data conversions, installation, training, project management, hardware maintenance, forms processing and printing. A substantial portion of the Company's revenues are also generated from appraisal services, which include mass real estate appraisals, revaluations and other appraisal-related consultative work.

For simplicity purposes, many of the numbers described below are rounded; however, the percentage variations are based upon the actual amounts, which can be found elsewhere in this annual report.

Total net revenues of $11.8 million for the three months ended April 30, 2005 were 4.3% higher than the $11.3 million of net revenues reported for the prior year fourth quarter. Total net revenues for the year ended April 30, 2005 also increased by 4.4% to $40.2 million versus $38.5 million for the year ended April 30, 2004. The following paragraphs explain the components of the Company's revenues and the reasons for the net increases in more detail.

Application software license fees increased by $333,000 to $2.8 million for the three months and by $1.5 million to $6.5 million for the year ended April 30, 2005, compared to the respective prior year periods. Related professional service revenues decreased by $313,000 to $1.9 million for the three months ended April 30, 2005 versus the prior year fourth quarter and increased by $769,000 to $6.5 million for the year ended April 30, 2005 versus the prior year. The increases for the year are primarily due to the recognition of license and service revenue on several new projects, including Gwinnett County, Georgia; Duval County, Florida; the Arizona Department of Revenue; Davidson County, Tennessee and the City of Virginia Beach, Virginia.

Software license fees and related professional service revenues can vary significantly from quarter to quarter or year to year, as they are primarily driven by the Company's backlog, new sales and the timing of the related software installations and implementations. In addition, many of the larger and more complex jurisdictions, which the Company is now able to pursue due to its new product and business strategy, often take more than a year to fully implement and a number of these contracts are accounted for using the percentage of completion method, which results in the license revenues being recognized over the implementation period.

As noted in previous filings, the Company went live with the Assessment Administration, Personal Property, ProVal and Records components of its new GRM™ product in Gwinnett County, Georgia during the second quarter of fiscal 2005 as part of its Phase One delivery of that project. This was a significant milestone that also contributed to the increase in software license fees and professional service revenues during the second quarter. The majority of the effort following this activity has been devoted to completing the Tax Billing, Accounts Receivable, Tax Accounting, Cashiering, Delinquents and Levy Management modules of the GRM™ suite, with which Gwinnett County will go live subsequent to the Company's fiscal year end. Since this contract is being accounted for under the percentage of completion method, there was approximately $774,000 of additional revenue recognized during the fourth quarter of fiscal 2005 from this project. There is approximately $670,000 of additional revenue on this contract that will be recognized in fiscal 2006 as this contract is completed.

The Company installed Manatron Tax and began the implementation of this software in the Duval County Tax Collector's office during the third quarter of fiscal 2005. This resulted in the recognition of approximately $600,000 of license and service revenue during the third quarter. As previously announced, this was a new contract with the City of Jacksonville, Florida that totaled $2.3 million over five years. An additional $122,000 of license and service revenue was recognized during the fourth quarter. There is approximately $367,000 of additional revenue to be recognized on this contract during fiscal 2006 as this project is completed.

The Company began the implementation and installed its CAMA software for the Department of Revenue in the State of Arizona in fiscal 2005 resulting in approximately $900,000 of license and service revenue during the third quarter. The Company recognized an additional $118,000 of revenue during the fourth quarter associated with this implementation. As previously announced, this is the Company's first contract in Arizona, totaling $4.1 million over a seven-year period and covers all but three counties in the state. The continued execution of this project will positively impact fiscal 2006.

As noted in previous filings, the City of Virginia Beach signed a contract in November for the Company's new GRM™ system totaling $4.5 million over six years. This is the first Manatron Tax account in Virginia and is also a new account for Manatron CAMA. The Company currently has 13 other cities and 16 counties in Virginia using Manatron CAMA, which will be natural sales opportunities for Manatron Tax. This project began during the third quarter resulting in approximately $100,000 of revenue. Installation of the Company's CAMA software took place during the fourth quarter of fiscal 2005 resulting in approximately $405,000 of license and professional service revenue. The Company's Tax software is not scheduled for installation until fiscal 2006. As a result, the majority of the license fees and professional service revenue from this contract will be recognized in that year.

The Company installed Manatron Tax and began the implementation of this software in the Davidson County Trustee's office during the fourth quarter of fiscal 2005. This resulted in the recognition of approximately $1.4 million of license and service revenue during the quarter. As previously announced, this was a new contract with the City of Nashville, Tennessee that totaled $3.2 million over five years. There is approximately $809,000 of additional revenue to be recognized on this contract during fiscal 2006 as this project is completed.

The Company recently signed a contract with another county in Idaho for Manatron Tax. This is the fourth county in Idaho to contract with the Company for Manatron Tax during fiscal 2005. These four contracts total $1.6 million over five years. All four counties are current users of Manatron CAMA along with an additional 30 of the 44 counties in that state. Idaho is a new state and target market for Manatron Tax. As noted in previous filings, the Company has obtained approval from the State of Idaho for other counties to order off the same RFP that was used for the initial counties, which should shorten the sales cycle. These implementations are in process and resulted in approximately $93,000 of revenue recognition for the fourth quarter. These counties will go live with the same GRM™ software the Company is deploying in Gwinnett County, Georgia; Kenai, Alaska and the City of Virginia Beach during fiscal 2006.

The Company also made additional progress within its core Ohio market during the fourth quarter and recognized approximately $945,000 of license and service revenue. Implementations of the Company's Tax and CAMA software began in Champaign County and Mahoning County during the second quarter of fiscal 2005 and implementations in Belmont County and Wood County began in the third quarter. Progress also continued on Cuyahoga, Delaware and Hamilton Counties.

Appraisal services revenues increased by $464,000 to $2.1 million for the three months and by $591,000 to $8.3 million for the year ended April 30, 2005, versus the comparable prior year periods. The prior year total included $418,000 of non-recurring appraisal services revenues related to the settlement of the Allegheny County lawsuit noted in previous filings. Excluding this non-recurring event, the increase in revenues for the year would have been greater. These revenues vary primarily because of the cyclical nature of this business in Ohio and other markets. The Company has been executing its backlog of appraisal services contracts and is currently entering the soft part of the sales cycle. This will negatively impact revenues in fiscal 2006 provided the Company is unable to sign additional appraisal services work in other markets such as Florida, Indiana and Pennsylvania. Consistent with prior years, the Company will make the necessary changes to ensure that its costs of appraisal services are in line with anticipated revenues.

The increases in software license and professional service revenues noted above were partially offset by the following items: First, the Company completed the divestiture of its Judicial product line effective May 31, 2004. This followed the divestiture of the Financial product line effective May 29, 2003. See Note 9 of the Notes to Financial Statements for further details on these transactions. These sales negatively impacted revenues for the three months and year ended April 30, 2005 by approximately $577,000 and $2.1 million, respectively. The fiscal 2004 fourth quarter included $594,000 of revenue associated with these product lines, while the fiscal 2005 fourth quarter only included $17,000 of revenue. The year ended April 30, 2004 included $2.4 million of revenue associated with these product lines, while the year ended April 30, 2005 only included $300,000. These divestitures did, however, result in substantial one-time gains of $2.2 million and $4.0 million for the years ended April 30, 2005 and 2004, respectively, as noted in the accompanying statements of income.

Second, hardware and third-party software sales increased by $105,000 for the three months ended April 30, 2005, but decreased by $321,000 for the year ended April 30, 2005 compared to the same periods in the prior year. Hardware and third-party software sales totaled $373,000 and $1.2 million for the three months and year ended April 30, 2005, respectively, and $268,000 and $1.5 million for the three months and year ended April 30, 2004, respectively. The increase in the fourth quarter over the prior year is primarily due to the timing of several contract renewals within the Illinois market, which included new hardware and hardware upgrades. While the Company offers hardware and third-party software to those clients seeking a total solution from one provider, this will continue to be less of a focus as it is more of a commodity item with low gross margins. In addition, the Company has been pursuing contracts with larger jurisdictions who typically have dedicated staff and other channels to handle their hardware, networking and database requirements.

The decisions to sell the Financial and Judicial product lines so the Company could focus more clearly on its core tax and appraisal business, as well as the decision to transition the Company away from a Value Added Reseller of hardware to a software and solutions provider are in line with the Company's business strategy. Furthermore, if you exclude the revenues related to the divestitures disclosed above, as well as the hardware and third-party software sales from both years, the Company's pro forma net revenues for the three months and year ended April 30, 2005 actually increased by 9.2% and 12%, respectively, versus the respective prior fiscal year periods.

Third, the Company has been working as a subcontractor for Unisys for over a year to develop and implement a new Property Tax solution for the City of Baltimore. This is a multi-year project valued at approximately $5 million. The City identified a number of new requirements for the software just prior to the scheduled "go live" date in June 2004, which impacted the project. While the Company has been using the percentage of completion method to recognize revenue on this project, the "go live" date was a major milestone that would have triggered the recognition of additional revenue. As a result, no revenue was recognized on this project during the third or fourth quarters of fiscal 2005 and only approximately $800,000 was recognized during fiscal 2005. The Company has been working through change orders with Unisys and the City for these additional requirements and has received approval for approximately $1.3 million of work. This will result in additional revenue during the first and second quarters of fiscal 2006.

Despite the improvements in software license fees and related professional service revenues during the second half of fiscal 2005, total net revenues for the year were still below the Company's expectations. While proposal activity is steadily increasing, sales for fiscal 2005 decreased to $20.2 million from $28.1 million for fiscal 2004. Much of this decrease was due to the cyclicality of appraisal services in Ohio as sales of software, hardware and related services was $17.3 million in fiscal 2005 compared to $18.8 million in fiscal 2004. More importantly, of the $17.3 million in software, hardware and related services that was signed during fiscal 2005, $11.6 million or 67% of this amount has been to new clients. Historically, the majority of the Company's sales have been to existing clients.

The decrease in sales will negatively impact net revenues in fiscal 2006 and beyond provided the Company is unable to sign additional contracts in the near term. Now that the national election is complete and considering that the majority of local governments in North America are using legacy software and technology for their mission-critical property tax systems, the Company expects to see an upswing in purchasing over the next several quarters. Furthermore, a successful delivery of the Gwinnett and other GRM™ projects during fiscal 2006 should allow the Company to build significant momentum in the market going forward.

The Company's backlog for software and related services decreased slightly from $15.9 million at April 30, 2004 to $15.6 million as of April 30, 2005. The backlog for appraisal services decreased from $13.0 million at April 30, 2004 to $7.9 million as of April 30, 2005 due to the cyclicality of this business. As of April 30, 2005, recurring revenues stood at $16.4 million on an annualized basis or approximately 41% of total revenues.

Cost of revenues increased by 18.7% from $5.3 million to $6.3 million for the three months ended April 30, 2005 and by 9.4% from $20.7 million to $22.6 million for the year ended April 30, 2005, compared to the respective prior year periods. The Company's salaries and benefits associated with those employees who left in connection with the Judicial and Financial product line divestitures noted previously were lower. In addition, costs of hardware and third-party software sales were also lower due to the decrease in the associated revenues noted previously. However, these reductions were offset by additional costs of revenues related to project managers and other personnel who were hired during fiscal 2005 to work on many of the significant new contracts recently awarded and currently underway. Secondly, salaries and benefits for customer service personnel increased over fiscal 2004, primarily due to annual raises and bonuses. Thirdly, the Company had to utilize subcontractors to assist with the execution of the Baltimore project, which contributed to significant cost overruns on that contract. Finally, software amortization expense has been increasing due to the Company's investments in its new GRM™ suite of software and was $1.5 million for fiscal 2005 versus $1.2 million for fiscal 2004.

As a result of the increased cost of revenues, the Company's gross profit margin decreased to 47.0% for the three months ended April 30, 2005 compared to 53.4% for the prior year three month period. Gross margins decreased to 43.6% for the year ended April 30, 2005 versus 46.2% for the year ended April 30, 2004. The prior year included $418,000 of revenue with no associated cost related to the Allegheny settlement noted elsewhere in this report. Excluding this non-recurring item, the Company's gross profit margin for fiscal 2004 was 45.6%. Fluctuations in gross margins occur with changes in the mix and amount of revenue, as a large amount of the Company's cost of revenues are fixed. As the Company's revenues grow and the mix continues to positively shift toward more software business, the Company will be able to further leverage its fixed costs and expects to report a blended gross profit margin closer to 50%.

Selling, general and administrative expenses decreased slightly to $4.4 million for the three months ended April 30, 2005 from $4.5 million in the prior year fourth quarter. These costs increased by approximately 8.2% or $1.2 million to $16.2 million for the year ended April 30, 2005 versus the prior fiscal year. The increase over the prior year is directly related to the Company's additional investment in its sales, marketing and product development activities as noted in prior reports. In addition, the Company has been building an infrastructure capable of supporting $10 to $12 million in quarterly revenues that will also be scalable to higher levels. There were several new roles created during fiscal 2004 and 2005 within these areas, which resulted in additional salaries and benefits for the year ended April 30, 2005. However, the Company's spending was under budget given that its revenues for the fiscal year were below expectations.

Sales and marketing expenditures also increased over the prior year because the Company started investing in its new branding strategy, which is primarily focused on positioning the Company as a single entity with national expertise in the GRM™ market. The first quarter included additional costs for attendance and participation in the NACO (National Association of County Officials) and NACTFO (National Association of County Treasurers and Finance Officers) conferences in Phoenix. The second quarter included additional costs for the IAAO (International Association of Assessment Officers) conference in Boston. The Company unveiled this new strategy at these conferences. Included in this was the cost of new trade show booths, a new company logo and other materials, which the Company will be able to leverage in future periods. Finally, the Company has also been incurring costs to update its website and other marketing collaterals.

Administrative expenses also increased because bad debt expense grew by $348,000 to $34,000 for the year ended April 30, 2005 compared to the prior fiscal year. In the prior year, bad debt expense was actually a credit as it included approximately $334,000 of recoveries associated with the Allegheny lawsuit settlement noted elsewhere in this report.

As a result of the factors noted above, the Company reported income from operations of approximately $1.1 million for the three months and $1.3 million for the year ended April 30, 2005, compared to operating income of $1.6 million and $2.8 million for the respective prior year periods. Operating income for the prior year included a non-recurring favorable settlement from the Allegheny County lawsuit in the amount of $752,000.

As more fully described in Note 9 of the Notes to Financial Statements, the Company recorded non-recurring gains of $2.2 million and $4.0 million for the years ended April 30, 2005 and 2004, respectively, on the sale of its Judicial and Financial product lines.

Net other income for the three months and year ended April 30, 2005 was $85,000 and $274,000, respectively. These amounts are comparable to the $69,000 and $261,000 of net other income reported for the respective periods in the prior fiscal year. These amounts primarily consist of interest earned on the Company's cash balances, as well as rental income associated with leasing a portion of its corporate headquarters.

The Company's provision for income taxes generally fluctuates with the level of pretax income. The effective tax rate was 40.4% and 38.5% for the three months and year ended April 30, 2005, respectively, compared to 40.3% and 34.7% for the comparable prior year periods. The increase in the provision for the year ended April 30, 2005 is due to the inclusion of state tax expense for that year within the income tax provision, which was not the case in the prior year. In addition, the prior year provision also included a non-recurring favorable adjustment related to the Company's deferred state tax assets, which lowered the effective tax rate.

The Company reported net income of $721,000 or $0.16 per diluted share for the three months ended April 30, 2005, compared to net income of $989,000 or $0.23 per diluted share for the three months ended April 30, 2004. Net income was $2.4 million or $0.53 per diluted share for the year ended April 30, 2005, and includes an after-tax non-recurring gain of $1.4 million (using an effective tax rate of 38.5%) or $0.31 per diluted share related to the sale of the Company's Judicial product line in May 2004. Net income was $4.6 million or $1.06 per diluted share for the year ended April 30, 2004, and includes an after tax non-recurring gain of $2.6 million (using an effective tax rate of 34.7%) or $0.60 per diluted share related to the sale of the Company's Financial product line in May 2003. In addition, the year ended April 30, 2004 included $752,000 of operating income related to the settlement of the Allegheny lawsuit noted elsewhere in this report. This non-recurring settlement positively impacted the prior year net income by $491,000 (using an effective tax rate of 34.7%) or $0.11 per diluted share.

Diluted weighted average outstanding common shares increased by approximately 129,000 and 134,000 shares for the three months and year ended April 30, 2005, respectively, over the comparable prior year periods. These increases were primarily due to the issuance of shares in connection with the Company's Stock Plans and the exercise of stock options.

Results of Operations: Fiscal Year 2004 Compared to Fiscal Year 2003

Total net revenues for the three months ended April 30, 2004 of $11.3 million increased by 7.3% compared to the $10.5 million that was reported for the three months ended April 30, 2003. More importantly, fourth quarter revenues were more than 20% higher than the quarterly revenues that were reported for each of the first three quarters of fiscal 2004. This improvement resulted from additional software license fees and related service revenues driven by increased implementation activity in Florida. For the three months ended April 30, 2004, software license fees and professional services revenues increased 57% to $4.7 million from $3.0 million for the three months ended April 30, 2003. The Company extended significant resources and attention in fiscal 2004 toward the development and implementation of its Florida Tax product, which was being used in six beta counties. This product became available for general release in March 2004. As a result, approximately $1.4 million of the $3.9 million of backlog reported as of January 31, 2004 was recognized in the fourth quarter.

Total net revenues of $38.5 million for the year ended April 30, 2004 decreased by 4.8% compared to $40.4 million for the year ended April 30, 2003. The following factors affected revenues during fiscal 2004:

First, the sale of the Financial product line on May 29, 2003, as previously noted, resulted in a $590,000 and $2.1 million reduction in net revenues for the three months and year ended April 30, 2004, respectively. The Company only reported approximately $55,000 of revenues related to this product line for the three months ended April 30, 2004 and $496,000 for fiscal 2004 compared to approximately $645,000 and $2.6 million from this product line for the three months and year ended April 30, 2003.

Second, hardware sales for the three months and year ended April 30, 2004 were approximately $200,000 and $793,000 lower than the comparable amounts for the three months and year ended April 30, 2003. These decreases were primarily due to a change in the Company's strategic direction during the last five years. The Company historically sold more hardware as a Value Added Reseller for large computer manufacturers, but is now focused on providing innovative software and services. While the Company still offers hardware to those clients seeking a total solution from one provider, hardware sales should continue to decrease as customers view it as a commodity item, with low gross margins.

Third, software license fees and related service revenues for the year ended April 30, 2004 decreased to $13.2 million from $14.2 million for the year ended April 30, 2003. This decrease was primarily due to the slower than anticipated execution of the backlog in Florida during the Company's first three quarters of fiscal 2004. In addition, fiscal 2003 included a significant amount of license fees and professional services revenue from Cuyahoga County (Cleveland), Ohio related to its tax implementation that went live in December of 2002. The Company expected to build off of this momentum during fiscal 2004; however, sales in Ohio, as well as in other regions throughout the Country were softer than anticipated. Hamilton County (Cincinnati), Ohio did go live on the Company's new tax and appraisal system in December of 2003, which resulted in positive momentum for Ohio. For example, five additional counties signed contracts between September 2003 and April 30, 2004 for this software, which totaled approximately $4.6 million, and several other counties were in the sales pipeline. The Company recognized approximately $1.1 million of revenues during the second half of fiscal 2004 related to its new GRM™ contract with Gwinnett County, Georgia, which offset a portion of the decrease noted above.

Lengthy sales cycles in local government caused in part by increased competition and budget constraints felt nationwide resulted in a lower volume of new contract signings than anticipated during fiscal 2004. This negatively impacted the Company's revenues. In addition, national election years have historically been soft, as far as sales are concerned, since many governmental officials are preoccupied with the election process and delay spending until the results are known. Prior to fiscal 2004, the majority of the Company's investments had primarily been focused on new product development. During fiscal 2004, the Company began to aggressively invest in sales and marketing efforts to build off of its successful implementations and extend its software and services into new markets. Marty Ulanski was hired as the Company's Executive Vice President of Sales and Business Development in July 2003. This was a new position for the Company, and his role was to build a sales team to drive significant revenue. In addition, Early Stephens, the Company's Chief Technology Officer was appointed Chief Marketing Officer in support of this effort. This also was a new position for the Company.

While building a more effective sales and marketing team is a long-term effort, these investments began to pay off. For example, the Company announced on November 13, 2003 the award of an additional $8.0 million of new tax and appraisal business to three existing and two new clients. In addition, total sales or signed contracts for fiscal 2004 were $28.1 million versus $26.4 million for fiscal 2003, which was a 6.3% improvement. Included in these amounts was a $5.7 million increase or 46.9% improvement in sales of software and related services. This increase was offset by a $3.5 million decrease in appraisal services contracts and a $600,000 decrease in hardware sales. The $28.1 million in new contracts resulted in an increase in the Company's backlog to $29.3 million at April 30, 2004. The backlog at April 30, 2003 was $22.9 million.

These backlog amounts are exclusive of the Company's recurring revenues which were approximately $17.5 million annually. While recurring revenue had declined in absolute terms year over year due to the sale of the Company's Financial product line, excluding the impact of this sale, recurring revenue actually increased by approximately $1.4 million for fiscal 2004 compared to fiscal 2003. The improvements in recurring revenue were due to price increases and the addition of new clients. Of the $28.1 million of total sales for fiscal 2004 noted above, 45.0% were to new clients. New recurring support revenues are billed once the related implementations are complete. These new clients also resulted in an increase in market share for the Company.

The final factor affecting revenues was appraisal service revenues, which decreased to $1.7 million for the three months ended April 30, 2004 versus $1.8 million for the three months ended April 30, 2003 and increased to $7.9 million for the year ended April 30, 2004 compared to $6.8 million for the year ended April 30, 2003. Appraisal service revenues for the year ended April 30, 2004 included $418,000 of revenue associated with the settlement of the Allegheny lawsuit noted below. The remaining increase in appraisal service revenues was due to the execution of additional appraisal business, which was primarily due to the cyclicality of this business in Ohio.

On January 5, 2004, the Company settled its lawsuit with Allegheny County for approximately $752,000 in cash and a mutual release of all claims related to this project. The Company had not recognized the uncollected retainage revenue related to the Allegheny County project, which was $418,000. In addition, the Company had fully reserved within its allowance for uncollectible accounts the remaining amounts that were owed by Allegheny County. Accordingly, this settlement resulted in the recognition of $418,000 of revenue and a reduction of operating expenses of $334,000 during the Company's third quarter of fiscal 2004.

Cost of revenues decreased by 9.3% to $5.3 million for the quarter ended April 30, 2004 versus $5.8 million for the quarter ended April 30, 2003. For the year ended April 30, 2004 cost of revenues decreased by 10.0% to $20.7 million from $23.0 million for fiscal 2003. Both of these decreases were primarily related to a shift in the Company's revenue mix. Gross margins increased by 8% from 45% to 53% for the fourth quarter of fiscal 2004 and by 3% from 43% to 46% for the year ended April 30, 2004 versus the three months and year ended April 30, 2003. The significant improvement in the fourth quarter was driven by the recognition of more application license fees associated primarily with the Company's Florida Tax product. In addition, the continued execution on some of the Company's larger projects, such as Baltimore, Maryland, Jefferson County, Alabama and Gwinnett County, Georgia contributed to this increase. The Company recognized $2.5 million in application license fees for the quarter ended April 30, 2004 compared to $1.3 million for the quarter ended April 30, 2003. Application license fees were $5.1 million for the year ended April 30, 2004 compared to $4.6 million for fiscal 2003. Since there is nominal variable cost associated with the Company's application license fees, changes in this revenue stream have a significant impact on the Company's gross margins. Total cost of revenues for fiscal 2004 also included the impact of the Allegheny lawsuit noted previously, which resulted in $418,000 of revenue with no related cost during the Company's third quarter of fiscal 2004.

Selling, general and administrative expenses increased by approximately 11.7% to $4.5 million for the three months ended April 30, 2004 versus $4.0 million for the three months ended April 30, 2003. However, these expenses decreased by 2.3% to $15.0 million for the year ended April 30, 2004 compared to $15.3 million for the year ended April 30, 2003. The increase in the fourth quarter was primarily driven by three factors. First, the Company expensed approximately $180,000 associated with severance agreements. Second, sales commission expense for the fourth quarter of fiscal 2004 was approximately $73,000 higher than the comparable prior year quarter due to an increase in contract signings. Finally, non-project related travel increased by approximately $140,000 primarily due to new sales opportunities and development activities.

As a result of the factors noted above, operating income for the three months ended April 30, 2004 increased by $848,000 to $1.6 million from $737,000 for the three months ended April 30, 2003. Operating income for fiscal 2004 increased by $732,000 to $2.8 million versus $2.1 million for fiscal 2003.

As more fully described in Note 9 of Notes to Financial Statements, the Company recorded a gain of $3.4 million on the sale of its Financial product line during the quarter ended July 31, 2003. An additional gain of $520,000 was recognized during the quarter ended January 31, 2004 due to the collection of the final holdback on this transaction in December 2003.

Net other income for the year ended April 30, 2004 increased to $261,000 from $227,000 for the year ended April 30, 2003. This increase was primarily due to additional interest income earned on the Company's cash balances. In addition, beginning in December of 2002, the Company began leasing a portion of the building it acquired in Portage, Michigan, adjacent to its corporate headquarters.

The Company's provision for income taxes generally fluctuates with the level of pretax income. The effective tax rate was 40.3% for the quarter ended April 30, 2004 compared to 34.0% for the quarter ended April 30, 2003. This increase was primarily due to the inclusion of state tax expense for the quarter within the income tax provision. The effective tax rate for the year ended April 30, 2004 was 34.7% compared to 34.1% for the year ended April 30, 2003. While the effective rates appear comparable year over year, the fiscal 2005 rate did increase as a result of the inclusion of state taxes, but was offset by a decrease in tax reserves and recognition of deferred tax assets.

Net income increased by 81.9% to $989,000 or $0.23 per diluted share for the quarter ended April 30, 2004 versus net income of $544,000 or $0.13 per diluted share for the quarter ended April 30, 2003. For the year ended April 30, 2004, net income was $4.6 million or $1.06 per diluted share, compared to $1.5 million or $0.38 per diluted share for the year ended April 30, 2003. Approximately $2.6 million (using an effective tax rate of 34.7%) or $0.60 per diluted share of this increase related to the gain on the sale of the Financial product line described in Note 9 of the Notes to Financial Statements. In addition, fiscal 2004 included $752,000 of operating income related to the settlement of Allegheny County noted previously. This non-recurring settlement positively impacted net income for fiscal 2004 by $491,000 (using an effective tax rate of 34.7%) or $0.11 per diluted share.

Diluted weighted average outstanding common shares increased from 4.0 million shares to 4.3 million shares for the year ended April 30, 2004 and from 4.2 million shares to 4.4 million shares for the quarter ended April 30, 2004 versus the respective amounts for the three months and year ended April 30, 2003. These increases were due primarily to two factors. First, the Company's average stock price increased to $7.78 for fiscal 2004 from $4.72 for fiscal 2003. This caused substantially all of the Company's outstanding options to be included in the diluted EPS base. Second, the Company issued 133,000 shares of stock associated with the ProVal acquisition during the first quarter of fiscal 2004. This was the final payment under the contingent stock post-merger agreement.

Quarterly Results

The following table sets forth selected unaudited quarterly financial data for the last eight quarters:

	Fiscal 2005				Fiscal 2004			
	April 30, 2005	**January 31, 2005**	**October 31, 2004**	**July 31, 2004**	April 30, 2004	January 31, 2004	October 31, 2003	July 31, 2003
For the quarter ended:								
Net revenues	**$11,799,340**	**$10,355,681**	**$ 9,331,035**	**$ 8,668,769**	$11,309,419	$ 9,050,583	$ 8,997,696	$ 9,097,598
Gross profit	**5,543,654**	**4,659,244**	**3,904,525**	**3,404,847**	6,037,834	4,216,925	3,870,923	3,623,858
Income from operations	**1,123,838**	**761,710**	**(18,354)**	**(531,532)**	1,585,870	758,684	174,409	275,836
Net income	**720,597**	**511,890**	**22,184**	**1,110,983**	988,972	800,873	158,852	2,637,008
Basic earnings per share	**.17**	**.12**	**.01**	**.27**	.24	.20	.04	.68
Diluted earnings per share	**.16**	**.12**	**.00**	**.25**	.23	.18	.04	.63
At quarter end:								
Cash and short-term investments	**$ 8,444,195**	**$ 7,894,593**	**$ 7,413,252**	**$10,978,583**	$10,125,370	$ 9,467,203	$ 9,037,809	$10,121,751
Total assets	**37,801,200**	**37,030,980**	**31,683,363**	**33,116,757**	32,882,639	34,000,173	30,098,755	32,539,967
Shareholders' equity	**23,640,545**	**22,354,553**	**21,716,866**	**21,552,735**	20,295,953	18,986,131	17,939,255	17,771,081
Book value per share*	**5.28**	**5.09**	**4.96**	**5.02**	4.75	4.48	4.27	4.29

**Book value per share was calculated by dividing total shareholders' equity by the sum of total shares outstanding and total shares pending issuance at the end of the respective periods.*

Financial Condition and Liquidity

Working capital of $12.8 million at April 30, 2005 increased by 24.4% compared to the $10.3 million that was reported at April 30, 2004. These levels reflect current ratios of 2.00 and 1.84, respectively. The improvement in both working capital and the current ratio is primarily due to the proceeds resulting from the sale of the Judicial product line as well as the continued execution of many of the Company's more significant projects.

Shareholders' equity at April 30, 2005 increased by $3.3 million to $23.6 million from the balance reported at April 30, 2004. This was due to $2.4 million of net income, $723,000 of employee stock purchases, including the associated tax benefit from option exercises, and $374,000 of deferred compensation expense. These increases were offset by $62,000 of Company stock that was repurchased from certain executives to cover the tax consequences of restricted stock vesting and the repurchase of $56,000 of the Company's stock on the market. As a result, book value per share increased to $5.28 as of April 30, 2005, from $4.75 as of April 30, 2004. Book value per share was calculated by dividing total shareholders' equity by the sum of total shares outstanding and total shares pending issuance at the respective year ends.

Net capital expenditures increased by approximately $159,000 to $868,000 for the fiscal year ended April 30, 2005, compared to $709,000 for the prior fiscal year. The increase relates to the relocation of the Company's web farm from Dayton, Ohio to Tampa, Florida. This relocation resulted in an upgrade to state-of-the-art facilities for the Company's web farm, as well as significant improvements in physical security, uninterruptible and redundant power supplies, and enhanced fire suppression. In addition, the Company purchased approximately $98,000 of appraisal-related course curriculums and materials in connection with the hiring of a key product management resource in July 2004. The remaining expenditures, as well as prior year expenditures, primarily related to purchases or upgrades of computer hardware and software used by the Company's development and support personnel.

The Company has continued to invest significantly in its new GRM™ software suite, as well as its other software products in Indiana, Ohio and Florida. Total research and development costs included in expense were $2.2 million and $7.8 million for the fourth quarter and year ended April 30, 2005, respectively, compared to $1.2 million and $6.4 million of research and development costs included in expense for the respective prior year periods. These amounts include $440,000 and $1,519,000 of software amortization expense for the fourth quarter and year ended April 30, 2005, respectively, and $302,000 and $1,159,000 of amortization expense for the fourth quarter and year ended April 30, 2004, respectively. Software amortization expense is included in cost of sales. In addition, the Company capitalized approximately $714,000 and $2.1 million of development cost for the fourth quarter and year ended April 30, 2005, compared to $462,000 and $1.6 million for the respective prior year periods.

The Company has applied for patents on its iFramework toolset, which provides a shared technical platform for all Manatron software in the GRM™ suite and is being built on Microsoft's .NET Framework. A major goal is to produce a feature-rich suite of software that can be deployed across the Company's entire client-base and into new geography. The Company has proven that this can be done with its CAMA software which is running in approximately 300 jurisdictions in over 20 states. Manatron's GRM™ system is currently being implemented in Gwinnett County, Georgia; Kenai, Alaska; the State of Idaho; the City of Virginia Beach and the State of Arizona. The iFramework toolset will allow the software to be more easily modified to include additional jurisdictions as the Company enters new markets. A successful delivery of this GRM™ software and concept starting with Gwinnett County, Georgia will allow the Company to leverage these significant investments across a broader base.

Since the Company's revenues are generated from contracts with local governmental entities, it is not uncommon for certain of its accounts receivable to remain outstanding for approximately three to four months, thereby having a negative impact upon cash flow.

On January 14, 2005, the Company entered into a Revolving Credit Loan Agreement (the "Credit Agreement") with Comerica Bank, which superseded and replaced the Company's previous credit agreement with the bank dated May 17, 2002. Under the Credit Agreement, Comerica Bank has provided the Company with a $6 million revolving line of credit. The Company's borrowing limit is no longer limited based on the ratio of the Company's funded debt to EBITDA, as was the case under the previous credit agreement. Any principal outstanding under the Credit Agreement will bear interest at a rate equal to the bank's prime rate less 0.5%. The Credit Agreement is unsecured and terminates on August 1, 2007, the date on which payment of any amounts owing under it are due. The Credit Agreement contains standard events of default and affirmative and negative covenants, which include the maintenance of financial ratios based on the Company's tangible-net-worth and debt, as well as on its current assets and liabilities. As of April 30, 2005 and 2004, the Company had no borrowings outstanding under either credit agreement and was in compliance with all applicable covenants.

The fourth quarter of fiscal 2005 was the Company's 15th consecutive quarter with no bank debt. However, the Company did execute a $1.1 million note payable in connection with the November 2004 acquisition of VisiCraft Systems, Inc. Payments of $300,000 are required by the Company on November 1, 2005, 2006 and 2007. The final payment of $208,000 is due on November 1, 2008. All of these payments include interest.

The Company's cash and investment balances decreased by approximately $1.7 million during the year ended April 30, 2005, primarily due to the significant investments the Company is making in its software and new business strategy. The Company anticipates that the line of credit, together with existing cash and short-term investments of approximately $8.4 million, and cash generated from future operations, will be sufficient for the Company to meet its working capital requirements for the foreseeable future.

On October 14, 2004, the Board of Directors authorized the Company to repurchase up to $500,000 of the Company's common stock over the subsequent 12 months. This was essentially a renewal of the expired one-year repurchase program, which was approved on October 13, 2003. The Company repurchased 7,000 shares on the open market under the new program for $56,000 during fiscal 2005. Between October 10, 2002 and October 12, 2003, the Company repurchased a total of 59,450 shares of its common stock for approximately $371,000 under a similar program authorized in October 2002.

The Board of Directors approved the Manatron, Inc. Supplemental Executive Retirement Plan (the "Plan") effective January 1, 2002 for certain executive officers and employees of the Company. Under this nonqualified Plan, the Company is obligated to contribute 5% of a participant's annual cash compensation to a Rabbi trust on behalf of the participants for a period of ten years. One-third of the contribution will become vested immediately when granted, the remaining two-thirds of the contribution will vest in equal increments over the next two years, on the first and second anniversaries of the grant date. Participants may also elect to make pre-tax contributions to the trust. Payments will begin on January 1st following the later of (i) a participant's termination of employment; or (ii) the participant's 55th birthday. The total amount charged to expense in fiscal 2005, 2004 and 2003 was approximately $47,000, $36,000 and $25,000, respectively. As of April 30, 2005, 2004 and 2003, the total value of vested participant contributions was approximately $118,000, $61,000 and $25,000, respectively.

The following table lists the Company's significant contractual obligations as of April 30, 2005, including the payments due by period:

	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
Operating leases	$1,831,000	$ 791,000	$ 981,000	$ 59,000	$—
Notes payable	1,108,000	300,000	600,000	208,000	—
Total	$2,939,000	$1,091,000	$1,581,000	$267,000	$—

The operating leases reported in this table are also reported in the immediately following section entitled "Off-Balance Sheet Arrangements."

Off-Balance Sheet Arrangements and Inflation

The Company has no significant off-balance sheet transactions other than operating leases for real estate. It also is not the Company's policy to issue guarantees to third parties. The Company's future contractual obligations for operating leases with initial terms greater than one year are summarized as follows for the next five fiscal years ended April 30:

2006	2007	2008	2009	2010
$791,000	$610,000	$371,000	$40,000	$19,000

The Company cannot precisely determine the effect of inflation on its business. The Company continues, however, to experience relatively stable costs for its inventory and equipment as the computer hardware market is very competitive. The Company anticipates that inflationary price increases related to labor and overhead will have a negative effect on cash flow and net income to the extent that the increases cannot be offset through improved productivity and price increases.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is a potential change in interest rates in connection with its outstanding line of credit. As of April 30, 2005, there were no borrowings outstanding under this line of credit. However, the Company does have the ability to draw on this line of credit, which could result in a potential interest rate risk. Based on the Company's historical borrowings, a change of 1% in interest rates would not have a material adverse effect on the Company's financial position. The Company does not enter into market risk sensitive instruments for trading purposes.

The Company does not believe that there has been a material change in the nature or categories of the primary market risk exposures or the particular markets that present the primary risk of loss to the Company. As of the date of this report, the Company does not know of or expect any material changes in the general nature of its primary market risk exposure in the near term. In this discussion, "near term" means a period of one year following the date of the most recent balance sheet contained in this report.

Prevailing interest rates and interest rate relationships are primarily determined by market factors that are beyond the Company's control. All information provided in response to this item consists of forward-looking statements.

Balance Sheets

As of April 30,	2005	2004
ASSETS		
Current Assets:		
Cash and equivalents	**$ 8,444,195**	$ 8,775,370
Short-term investments	**—**	1,350,000
Accounts receivable less allowances of $593,000 and $747,000 at April 30, 2005 and 2004, respectively	**6,387,440**	5,993,630
Federal income tax receivable	**659,736**	888,943
Revenues earned in excess of billings and retainages on long-term contracts	**6,596,025**	2,001,683
Unbilled retainages on long-term contracts	**1,349,371**	852,275
Notes receivable	**339,958**	1,065,943
Inventories	**198,995**	196,960
Deferred tax assets	**901,000**	1,011,000
Other current assets	**706,000**	369,125
Total current assets	**25,582,720**	22,504,929
Net Property and Equipment	**2,882,004**	2,937,837
Other Assets:		
Notes receivable, less current portions	**280,227**	178,052
Computer software development costs, net of accumulated amortization	**2,760,762**	2,202,034
Goodwill	**4,886,676**	4,886,676
Intangible assets, net of accumulated amortization	**1,243,903**	—
Other, net	**164,908**	173,111
Total other assets	**9,336,476**	7,439,873
	$37,801,200	$32,882,639
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 781,110**	$ 778,630
Current portion of note payable	**300,000**	—
Billings in excess of revenues earned on long-term contracts	**2,445,813**	1,738,464
Billings for future services	**6,020,275**	7,019,186
Accrued liabilities:		
Payroll and employee benefits	**2,726,975**	2,008,080
Income taxes	**31,236**	225,839
Other	**509,560**	473,487
Total current liabilities	**12,814,969**	12,243,686
Deferred Income Taxes	**538,000**	343,000
Long-Term Portion of Note Payable	**807,686**	—
Shareholders' Equity:		
Preferred stock, no par value, 2,000,000 shares authorized, none issued	**—**	—
Common stock, no par value, 7,500,000 shares authorized, 4,478,787 and 4,274,310 shares issued and outstanding at April 30, 2005 and 2004	**14,321,184**	12,978,551
Retained earnings	**10,820,977**	8,455,323
Deferred compensation	**(1,501,616)**	(1,137,921)
Total shareholders' equity	**23,640,545**	20,295,953
	$37,801,200	$32,882,639

The accompanying notes are an integral part of these balance sheets.

Statements of Income

For the Years Ended April 30,	**2005**	2004	2003
Net Revenues:			
Software licenses	**$ 6,767,204**	$ 5,429,175	$ 5,272,552
Professional and mass appraisal services	**32,100,711**	31,413,303	32,546,884
Hardware and supply sales	**1,286,910**	1,612,818	2,567,829
Total net revenues	**40,154,825**	38,455,296	40,387,265
Cost of Revenues:			
Software licenses	**1,816,700**	1,593,985	1,550,409
Professional and mass appraisal services	**19,863,126**	17,844,704	19,600,123
Hardware and supply sales	**962,729**	1,267,067	1,867,207
Total cost of revenues	**22,642,555**	20,705,756	23,017,739
Gross profit	**17,512,270**	17,749,540	17,369,526
Selling, General and Administrative Expenses	**16,176,608**	14,954,741	15,306,413
Income from operations	**1,335,662**	2,794,799	2,063,113
Gain on Sales (See Note 9)	**2,237,157**	3,962,148	—
Other Income, Net	**273,835**	260,758	227,209
Income before provision for income taxes	**3,846,654**	7,017,705	2,290,322
Provision for Income Taxes	**1,481,000**	2,432,000	780,000
Net Income	**$ 2,365,654**	$ 4,585,705	$ 1,510,322
Basic Earnings Per Share	**$ .57**	$ 1.15	$ .40
Diluted Earnings Per Share	**$ .53**	$ 1.06	$ .38

The accompanying notes are an integral part of these statements.

Statements of Shareholders' Equity

For the Years Ended April 30, 2005, 2004 and 2003	Common Stock	Common Stock Pending Issuance	Retained Earnings	Deferred Compensation	Total Shareholders' Equity
Balance at April 30, 2002	$10,881,550	$ 376,550	$ 2,359,296	$(1,194,130)	$12,423,266
Net income	—	—	1,510,322	—	1,510,322
Repurchase of 51,200 shares by the Company	(292,120)	—	—	—	(292,120)
Issuance of 52,688 shares under employee stock plans and tax benefit from stock option exercises	164,116	—	—	22,069	186,185
Amortization of deferred compensation	—	—	—	298,579	298,579
Issuance of 93,903 shares related to ProVal acquisition	376,550	(376,550)	—	—	—
Pending issuance of 133,000 shares related to ProVal acquisition	—	924,350	—	—	924,350
Balance at April 30, 2003	11,130,096	924,350	3,869,618	(873,482)	15,050,582
Net income	—	—	4,585,705	—	4,585,705
Repurchase of 17,450 shares by the Company	(118,146)	—	—	—	(118,146)
Issuance of 76,806 shares under employee stock plans and tax benefit from stock option exercises	1,042,251	—	—	(643,791)	398,460
Amortization of deferred compensation	—	—	—	379,352	379,352
Issuance of 133,000 shares related to ProVal acquisition	924,350	(924,350)	—	—	—
Balance at April 30, 2004	12,978,551	—	8,455,323	(1,137,921)	20,295,953
Net income	—	—	2,365,654	—	2,365,654
Repurchase of 14,612 shares by the Company	(118,466)	—	—	—	(118,466)
Issuance of 219,089 shares under employee stock plans and tax benefit from stock option exercises	1,461,099	—	—	(737,930)	723,169
Amortization of deferred compensation	—	—	—	374,235	374,235
Balance at April 30, 2005	**$14,321,184**	**$ —**	**$10,820,977**	**$(1,501,616)**	**$23,640,545**

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

For the Years Ended April 30,	**2005**	2004	2003
Cash Flows from Operating Activities:			
Net income	**$ 2,365,654**	$ 4,585,705	$ 1,510,322
Adjustments to reconcile net income to net cash and equivalents provided by (used for) operating activities:			
Gain on sale of product lines (see Note 9)	**(2,237,157)**	(3,962,148)	—
Loss on sale of assets	**15,132**	—	33,773
Amortization expense	**1,743,357**	1,159,079	872,382
Depreciation expense	**810,741**	796,699	853,310
Deferred income tax expense	**305,000**	733,512	247,488
Amortization of deferred compensation	**374,235**	379,352	298,579
Decrease (increase) in current assets:			
Accounts and notes receivable	**236,716**	185,952	2,224,427
Federal income tax receivable	**229,207**	(888,943)	—
Revenues earned in excess of billings and retainages and unbilled retainages on long-term contracts	**(5,091,438)**	(1,176,618)	759,750
Inventories	**(2,035)**	79,630	105,136
Other current assets	**(335,975)**	(102,238)	51,496
Increase (decrease) in current liabilities:			
Accounts payable and accrued liabilities	**562,845**	(1,228,521)	(468,116)
Billings in excess of revenues earned on long-term contracts	**707,349**	(1,347,908)	851,725
Billings for future services	**(595,031)**	(748,715)	318,370
Tax benefit from stock option exercises	**102,495**	21,745	8,638
Net cash and equivalents provided by (used for) operating activities	**(808,905)**	(1,513,417)	7,667,280
Cash Flows from Investing Activities:			
Proceeds from sale of product lines (see Note 9)	**$ 1,748,887**	$ 3,451,491	$ —
Proceeds from sale of property and equipment	**4,700**	26,043	11,509
Acquisition of business (see Note 10)	**(284,868)**	—	—
Purchase of short-term investments	**—**	(1,350,000)	(1,000,000)
Maturity of short-term investments	**1,350,000**	1,000,000	—
Additions to property and equipment	**(868,174)**	(709,370)	(1,491,756)
Computer software development costs	**(2,077,302)**	(1,615,158)	(1,332,587)
Decrease (increase) in other assets	**105,403**	(122,766)	(38,892)
Net cash and equivalents provided by (used for) investing activities	**(21,354)**	680,240	(3,851,726)
Cash Flows from Financing Activities:			
Issuance of common stock, net	**$ 617,550**	$ 377,528	$ 177,547
Repurchases of common stock	**(118,466)**	(118,146)	(292,120)
Net cash and equivalents provided by (used for) financing activities	**499,084**	259,382	(114,573)
Cash and Equivalents:			
Increase (decrease)	**$ (331,175)**	$ (573,795)	$ 3,700,981
Balance at beginning of year	**8,775,370**	9,349,165	5,648,184
Balance at end of year	**$ 8,444,195**	$ 8,775,370	$ 9,349,165
Supplemental disclosures of cash flow information			
Income taxes paid	**$ 1,340,500**	$ 2,925,300	$ 1,110,000
ProVal contingent shares	**$ —**	$ —	$ 924,000

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

The Company

Manatron, Inc. (the "Company" or "Manatron") designs, develops, markets, installs, and supports a suite of integrated property tax billing and collection, assessment, deed recording, mapping (GIS) and e-Government application software products for county, city, and municipal governments across North America. The Company's business is primarily focused on providing this software and related services to enable local governments to completely, fairly and efficiently assess real and personal property, as well as bill and collect the related taxes from its constituents. Manatron's products support the back-office processes for these government agencies and also facilitate the "Virtual Courthouse" by providing Internet access to information or by processing transactions over the Internet, such as the payment of property taxes, for industry professionals and the public. The Company also provides mass appraisal services, assessing residential, commercial, and other types of properties to ensure updated and equitable property valuations.

Principles of Consolidation

The Company's wholly owned subsidiary, Manatron ProVal Corporation, was merged into Manatron, Inc., effective December 31, 2003, to simplify the Company's organizational structure. Therefore, Manatron, Inc. no longer has any subsidiaries.

Revenue Recognition

The Company's Software Systems and Services segment enters into contracts with customers to sell application software; third-party software; hardware; services, such as installation, training, project management and conversion; and post-contract support and maintenance ("PCS"). The Company recognizes revenue for contracts with multiple element software arrangements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The Company allocates the total contract amount among each deliverable based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence ("VSOE"). When discounts are offered in a contract, the Company utilizes the residual method, as defined in SOP 97-2, and allocates revenue to the undelivered element based on VSOE. The discount and remaining revenue are allocated to the delivered elements, which typically encompass the software and hardware components of the contract.

Certain of the Company's software contracts involve "off-the-shelf" software and services that are not considered essential to the functionality of the software. For these contracts, software revenue is recognized when installation has occurred, customer acceptance is reasonably assured, the sales price represents an enforceable claim and is probable of collection, and the remaining services such as training and installation are considered nominal. Fees allocable to services under these arrangements are recognized as revenue as the services are performed.

Revenue related to sales of computer hardware and supplies is recognized when title passes, which is normally the shipping or installation date.

PCS includes telephone support, bug fixes, and rights to unspecified upgrades on a when-and-if available basis. These support fees are typically billed in advance on a monthly, quarterly or annual basis and are recognized as revenue ratably over the related contract periods.

Billings for future services, as reflected in the accompanying balance sheets, includes PCS and services that have been billed to the customer in advance of performance, customer deposits, and advanced billings for uninstalled software and hardware.

For contracts that include customization or modification of the software, or where software services are otherwise considered essential; or for mass appraisal projects, revenue is recognized using contract accounting. Revenue from these contracts is recognized using the percentage-of-completion method with progress-to-completion measured based primarily upon labor hours incurred for software contracts and units completed for appraisal contracts. Revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As of April 30, 2005 and 2004, the reserves for contract losses, as well as billed retainages outstanding, associated with revenue that has been recognized, were not significant. The Company reports Revenues Earned in Excess of Billings and Retainages and Billings in Excess of Revenues earned for contracts in process at the end of each reporting period in the accompanying balance sheets.

Reserves for doubtful Accounts Receivable and Reserves for Revenues Earned in Excess of Billings and unbilled retainages are established based on the Company's collection history and other known risks associated with the related contracts. The Company's contracts do not typically contain a right of return. As of April 30, 2005 and 2004, the reserve for returns was not significant.

Notes Receivable result from certain software contracts in which customers pay for the application software, hardware or related services over an extended period of time, generally three to five years. Interest on these notes ranges from 8% to 10%. The Company recognizes revenue for these contracts when the related elements are delivered, since the contract terms are fixed and determinable, and the Company has a long-standing history of collecting on the notes under the original payment terms without providing concessions. Certain of the Company's contracts with customers include lease terms which meet the criteria of sales type leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." However, the Company's leasing activities are not a significant part of its business activities and are not material to the financial statements.

Cash and Equivalents and Short-Term Investments

Cash and equivalents of $8,444,195 and $8,775,370 at April 30, 2005 and 2004, respectively, consisted of money market funds and short-term time deposits with maturities of 90 days or less. Short-term investments of $1,350,000 at April 30, 2004 consisted of time deposits with a prominent financial institution, with maturities of greater than 90 days but less than one year.

Accounts Receivable Allowances

Accounts Receivable allowances are based on known customer exposures, historical experience and the specific identification of potentially uncollectible accounts. In addition to known or judgmental components, a policy that consistently applies reserve rates based on the age of outstanding Accounts Receivable is followed. Actual collections may differ, requiring adjustments to the reserves. Individual Accounts Receivable balances are evaluated on a quarterly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Bad debt expense (recoveries) amounted to approximately $34,000, ($313,000) and $595,000 for fiscal 2005, 2004 and 2003, respectively.

Inventories

The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company's inventories consist of the following at April 30:

	2005	2004
Computer hardware and repair parts	**$ 51,054**	$ 50,842
Data processing supplies and purchased software products	**147,941**	146,118
	$198,995	$196,960

Property and Equipment

Additions to property and equipment are recorded at cost. Net property and equipment consists of the following at April 30:

	2005	2004
Building and improvements	**$ 2,031,833**	$ 2,008,582
Furniture and fixtures	**833,156**	765,389
Equipment and software	**6,133,147**	5,725,522
Vehicles	**182,038**	183,832
	9,180,174	8,683,325
Less—Accumulated depreciation	**(6,298,170)**	(5,745,488)
	$ 2,882,004	$ 2,937,837

Depreciation of property and equipment is computed over the estimated useful lives of the related assets using primarily the straight-line method for financial reporting and accelerated methods for tax purposes. Leasehold improvements are capitalized and depreciated over the life of the related lease or the estimated useful life, whichever is shorter. Maintenance and repair costs that do not add to the economic useful lives of the related assets are expensed as incurred. Depreciation expense was approximately $811,000, $797,000 and $853,000 for the years ended April 30, 2005, 2004 and 2003, respectively.

The estimated useful lives of the assets used to compute depreciation expense are as follows:

Asset Description	Years
Building and improvements	5–20
Furniture and fixtures	4–7
Equipment and software	3–7
Vehicles	3

Software Development Costs

The Company's research and development expenditures relate primarily to computer systems design, development and testing. Software development costs included in expense in the accompanying statements of income were approximately $7.8 million, $6.4 million and $5.7 million for fiscal 2005, 2004 and 2003, respectively. These amounts include the annual amortization expense associated with software capitalized in prior periods noted below.

The Company capitalizes software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," which requires capitalization of software development costs incurred subsequent to establishment of technological feasibility and prior to the availability of the product for general release to customers. The Company capitalized approximately $2,077,000, $1,615,000 and $1,333,000 of computer software development costs during fiscal 2005, 2004 and 2003, respectively.

Amortization of software development costs is computed using the greater of the straight-line or unit cost method. While the product life cycles historically have been in excess of ten years for local governments, the Company utilizes a three-year life due to the rapid pace at which technology has been changing. Accumulated amortization was approximately $10,251,000 and $8,732,000 as of April 30, 2005 and 2004, respectively. Amortization expense was approximately $1,519,000, $1,159,000 and $872,000, for fiscal 2005, 2004 and 2003, respectively, and is included in cost of revenues in the accompanying statements of income.

Business Reportable Segments

Although the Company has a number of product lines, separate segment data has not been presented as the product lines meet the criteria for aggregation as permitted by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."

Reclassifications

Certain reclassifications have been made to the prior years' statements to conform to the fiscal 2005 presentation.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares outstanding and all potentially dilutive common shares. Potentially dilutive common shares include all shares that may become contractually issuable. For the Company, dilutive potential common shares primarily are comprised of shares issuable under employee stock plans and pending common stock issuances.

Notes to Financial Statements

(continued)

The following table reconciles the numerators and denominators used in the calculation of basic and diluted earnings per share for each of the fiscal years presented:

	2005	2004	2003
Numerators:			
Net income	**$2,365,654**	$4,585,705	$1,510,322
Denominators:			
Denominator for basic earnings per share, weighted average outstanding common shares[4]	**4,143,173**	3,997,180	3,817,391
Potentially dilutive common shares	**305,623**[1]	318,057[2]	173,048[3]
Denominator for diluted earnings per share	**$4,448,796**	$4,315,237	$3,990,439
Earnings per share			
Basic	**$ .57**	$ 1.15	$ .40
Diluted	**$ .53**	$ 1.06	$ .38

(1) All options outstanding for the year ended April 30, 2005 have been included within the computation as the exercise prices for all options outstanding are less than the average market price of the common stock on this date.

(2) Options to purchase 25,000 shares of common stock at $8.11 per share were outstanding during the year ended April 30, 2004, but were not included in the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the common stock on this date and would therefore have been antidilutive.

(3) Options to purchase 308,352 shares of common stock at prices ranging from $5.125 to $7.00 per share were outstanding during the year ended April 30, 2003, but were not included in the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the common stock on this date and would therefore have been antidilutive.

(4) These amounts exclude unvested restricted stock, which was 253,550, 209,000 and 174,725 shares for the fiscal years ending April 30, 2005, 2004 and 2003, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees under stock option plans using the intrinsic value method presented in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, no compensation cost has been recognized with respect to options granted to employees based on their fair value at the measurement date, which is typically the grant date. Had compensation costs for these grants been recognized in accordance with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the fiscal years ended April 30:

	2005	2004	2003
Net income as reported:	**$2,365,654**	$4,585,705	$1,510,322
Compensation expense—fair value method	**(726,932)**	(330,083)	(231,568)
Pro forma net income	**$1,638,722**	$4,255,622	$1,278,754
Basic earnings per share:			
As reported	**$ .57**	$ 1.15	$ .40
Pro forma	**$ .40**	$ 1.06	$ .33
Diluted earnings per share:			
As reported	**$ .53**	$ 1.06	$ .38
Pro forma	**$ .37**	$ 1.00	$ .33

In December 2004, the Financial Accounting Standards Board issued a revision of SFAS No. 123, "Share-Based Payment" ("SFAS 123(R)"), which supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." This statement focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS 123(R) a public entity is generally required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS 123(R) are required to be applied as of the beginning of the first fiscal year beginning after June 15, 2005, which will be the quarter ended July 31, 2006, for the Company. The Company currently discloses the pro forma earnings effects of its stock awards as disclosed above.

On March 17, 2005, in response to the required implementation of SFAS 123(R), the Company accelerated the vesting of its stock options. As a result of the vesting acceleration, approximately 100,000 shares became immediately exercisable and an additional $463,000 of pro forma stock-based employee compensation expense was recognized in the quarter ended April 30, 2005. The Company considered several factors in determining to accelerate the vesting of these options, including the effect on the Company's reported stock option expense in future periods, the comparability of the Company's statements of operations in prior and subsequent periods, and the potential benefit to the Company and its shareholders in retaining the services of affected officers and employees. The Company will continue to evaluate the impact of SFAS 123(R) on any new or unvested awards as of the required implementation date.

The fair value of each option granted in fiscal 2005, 2004 and 2003 is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

	2005	2004	2003
Risk Free Interest Rate	**3.71%**	3.28%	3.7%
Expected Life	**5 years**	4.8 years	4.3 years
Expected Volatility	**64.76%**	68.55%	82.12%
Expected Dividend Yield	**—**	—	—

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments included in current assets and current liabilities approximate their fair value due to their short-term nature. The fair value of Notes Receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to customers with similar credit ratings and remaining maturities. As of April 30, 2005 and 2004, the fair value of the Notes Receivable approximated the carrying value.

(2) Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective May 1, 2002. SFAS No. 142 requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite life. Instead, companies are required to review goodwill and intangible assets with an indefinite useful life for impairment at least annually or more frequently if indicators of impairment occur.

During the first year that SFAS No. 142 was adopted, the Company employed the services of an independent third party to assist in the step one evaluation of goodwill impairment as of May 1, 2002. Both the initial and annual tests in accordance with SFAS 142 indicated no impairment of goodwill at the step one level, therefore no additional step two testing has been required. The Company now performs these evaluations annually as of May 1st of each respective year without the assistance of a third party.

Effective November 1, 2004, the Company acquired substantially all of the assets of VisiCraft Systems, Inc. The excess of the purchase price over the net book value of assets acquired of $1,168,686 was allocated to other intangible assets, specifically customer relationships and purchased technology. The following amounts were included in other intangible assets in the accompanying balance sheet, net of accumulated amortization as of April 30, 2005:

	Assets	Accumulated Amortization
Customer relationships	$ 565,486	$ 94,248
Purchased technology	603,200	100,533
Total	$1,168,686	$194,781

In addition, the Company has a five-year non-compete agreement in place with each of the three prior owners of VisiCraft Systems, Inc. initially valued at $300,000, that is being amortized over the non-compete term. As of April 30, 2005, $30,000 was amortized in expense, resulting in a net book value of $270,000.

Amortization is computed using the straight line method over the estimated useful lives of the intangible assets as follows:

Customer relationships	3 years
Purchased technology	3 years

Estimated amortization expense for intangible assets for each of the succeeding five years is as follows:

2006	$389,562
2007	389,562
2008	194,781
2009	—
2010	—

(3) Line of Credit Agreement

On January 14, 2005, the Company entered into a Revolving Credit Loan Agreement (the "Credit Agreement") with Comerica Bank, which superseded and replaced the Company's previous credit agreement with the bank dated May 17, 2002. Under the Credit Agreement, Comerica Bank has provided the Company with a $6 million revolving line of credit. The Company's borrowing limit is no longer limited based on the ratio of the Company's funded debt to EBITDA, as was the case under the previous credit agreement. Any principal outstanding under the Credit Agreement will bear interest at a rate equal to the bank's prime rate less 0.5%. The Credit Agreement is unsecured and terminates on August 1, 2007, the date on which payment of any amounts owing under it are due. The Credit Agreement contains standard events of default and affirmative and negative covenants, which include the maintenance of financial ratios based on the Company's tangible-net-worth and debt, as well as on its current assets and liabilities. As of April 30, 2005 and 2004, the Company had no borrowings outstanding under either credit agreement and was in compliance with all applicable covenants.

(4) Rental Commitments

The Company leases its regional office space under non-cancelable operating lease agreements with various terms through fiscal 2010. Total rent expense reflected in the accompanying statements of income was approximately $856,000, $882,000 and $867,000 for fiscal 2005, 2004 and 2003, respectively. Future minimum rental payments due under these lease agreements are approximately as follows:

Fiscal Year	Amount
2006	$791,000
2007	610,000
2008	371,000
2009	40,000
2010	19,000

(5) Income Taxes

The provision for income taxes for the fiscal years ended April 30, consists of the following:

	2005	2004	2003
Current	**$1,176,000**	$1,698,000	$533,000
Deferred	**305,000**	734,000	247,000
	$1,481,000	$2,432,000	$780,000

A reconciliation of the amounts computed by applying the statutory federal income tax rate of 34% to pre-tax income and the provision for income taxes as reflected in the accompanying statements of income for the fiscal years ended April 30 is as follows:

	2005	2004	2003
Computed tax expense using the 34% statutory rate	**$1,308,000**	$2,386,000	$779,000
Tax-exempt interest income	**(13,000)**	(13,000)	(13,000)
Non-deductible meals and entertainment	**47,000**	44,000	42,000
State taxes, net of federal tax benefit	**109,000**	14,000	—
Other, net	**30,000**	1,000	(28,000)
	$1,481,000	$2,432,000	$780,000

The Company also receives an income tax benefit associated with the disqualifying disposition of stock under its stock option plans described in Note 6. These benefits are recorded in shareholders' equity as opposed to the provision for income taxes and totaled approximately $102,000, $22,000 and $9,000 in fiscal 2005, 2004 and 2003, respectively.

The tax effect and type of significant temporary differences that gave rise to the deferred tax assets (liabilities) as of April 30, 2005 and 2004, are approximately as follows:

	2005	2004
Deferred tax assets (liabilities):		
Valuation reserves not currently deductible	**$ 244,000**	$ 421,000
Accrued liabilities not currently deductible	**627,000**	628,000
Software development costs expensed for tax purposes	**(717,000)**	(523,000)
Deferred compensation expense	**180,000**	155,000
Other	**29,000**	(13,000)
Net deferred tax asset	**$ 363,000**	$ 668,000

(6) EMPLOYEE STOCK PLANS

The Company has a number of stock plans that include restricted stock or stock options that were developed to assist the Company in attracting, rewarding, and retaining well-qualified directors, executive personnel, and other key employees. Both restricted stock and stock options are offered as additional incentives to directors, executive officers and other key personnel so that they will contribute to the long-term interests of the Company. The Compensation Committee, a sub-committee of the Board of Directors, has the authority to approve restricted stock grants as well as the vesting schedule. Shares of restricted stock granted to employees typically vest over a three- to five-year period. The weighted average fair value of restricted stock granted in fiscal 2005, 2004 and 2003 was $8.35, $7.49 and $4.15, respectively. When shares are granted, the related expense is reflected as deferred compensation in shareholders' equity in the accompanying balance sheets and is being amortized to expense over the applicable vesting periods. A summary of the restricted stock plans still in effect as of April 30, 2005 is as follows:

Manatron, Inc. Restricted Stock Plans	Shares Authorized	Shares Issued	Shares Available for Issuance
Manatron, Inc. Restricted Stock Plan of 1987	50,000	49,700	300
Manatron, Inc. 1994 Long-Term Incentive Plan[1]	50,000	47,250	—
Manatron, Inc. Restricted Stock Plan of 1998	100,000	99,400	600
Manatron, Inc. Restricted Stock Plan of 2000	100,000	94,600	5,400
Manatron, Inc. Executive Stock Plan of 2000	150,000	147,500	2,500
Manatron, Inc. Stock Option and Restricted Stock Plan of 2003[2]	100,000	60,000	40,000
Manatron, Inc. Stock Option and Restricted Stock Plan of 2004[2]	100,000	6,250	93,750
Total	650,000	504,700	142,550

(1) The Manatron, Inc. 1994 Long-Term Incentive Plan terminated on November 22, 2003, whereby no additional options may be issued. However, certain options outstanding may continue to be exercised until their term expires.

(2) The Manatron, Inc. Stock Option and Restricted Stock Plans of 2003 and 2004 each authorized 200,000 shares to be issued as either options or restricted stock. For tracking purposes, the Company has allocated 100,000 shares each to stock options and restricted stock. However, the Company may reallocate the shares available for future issuance between options and restricted stock at its own discretion.

Stock options issued by the Company must be priced at 100% or greater of the fair market value of the common stock on the grant date. For employees of the Company owning stock with more than 10% of the voting rights, the exercise price of the stock options must be at least 110% of the fair market value of the common stock on the grant date. The aggregate fair market value of options granted to any employee in any calendar year cannot exceed $100,000. The term of each option is determined by the Compensation Committee, not to exceed ten years from the date of grant. If a participant ceases to be employed for any reason other than death, disability or termination for cause, the Participant generally may exercise any vested options within ninety days of the termination date. The vesting schedules of stock option grants are at the discretion of the Compensation Committee, but typically range from two to five years. A summary of stock option plans still in effect as of April 30, 2005, and that have been approved by the shareholders, is as follows:

Manatron, Inc. Stock Option Plans	Options Authorized	Options Exercised	Options Issued and Outstanding	Options Available for Issuance
Manatron, Inc. 1989 Stock Option Plan[1]	111,283	49,806	53,000	—
Manatron, Inc. 1994 Long-Term Incentive Plan[1]	205,180	125,750	65,500	—
Manatron, Inc. 1995 Long-Term Incentive Plan[2]	500,000	364,500	117,500	18,000
Manatron, Inc. Stock Incentive Plan of 1999[3]	250,000	33,900	158,900	57,200
Manatron, Inc. Executive Stock Plan of 2000	150,000	15,000	110,000	25,000
Manatron, Inc. Stock Option and Restricted Stock Plan of 2003[4]	100,000	—	90,000	10,000
Manatron, Inc. Stock Option and Restricted Stock Plan of 2004[4]	100,000	—	—	100,000
Total	1,416,463	588,956	594,900	210,200

(1) The Manatron, Inc. 1989 Stock Option Plan and the Manatron, Inc. 1994 Long-Term Incentive Plan terminated on July 19, 1999 and November 22, 2003 respectively whereby no additional options may be issued. However, certain options outstanding may continue to be exercised until their term expires.

(2) The Manatron, Inc. 1995 Long-Term Incentive Plan authorized 500,000 shares to be issued as either options or restricted stock. The Company has allocated all of these shares to options; however, the Company may reallocate the shares available for issuance to restricted stock at its own discretion.

(3) The Manatron, Inc. Stock Incentive Plan of 1999 authorized 250,000 shares to be issued as either options or restricted stock. The Company has allocated all of these shares to options; however, the Company may reallocate the shares available for issuance to restricted stock at its own discretion.

(4) The Manatron, Inc. Stock Option and Restricted Stock Plans of 2003 and 2004 each authorized 200,000 shares be issued as either options or restricted stock. For tracking purposes, the Company allocated 100,000 shares each to options and restricted stock. However, the Company may reallocate the shares available for issuance between options and restricted stock at its own discretion.

The Manatron, Inc. Employee Stock Purchase Plan of 2003 (the "Purchase Plan") provides for eligible employees to authorize the Company to withhold up to 10% of their base compensation for the purchase of shares of Manatron common stock. Approximately 42, or 12%, of the Company's employees participated in the Purchase Plan during fiscal 2005. The purchase price for each share is equal to 85% of the market value of the Company's common stock on the day of the purchase. Shares are purchased on the last day of each calendar quarter. In addition, the market value of shares purchased by a participant cannot exceed $25,000 in any one year. A total of 75,000 shares were reserved for issuance under the Purchase Plan. During fiscal 2005, 2004 and 2003, employees purchased 7,989, 9,644 and 12,938 shares, respectively. The weighted average market value of shares purchased was $7.55, $6.48 and $3.95 in fiscal 2005, 2004 and 2003, respectively. As of April 30, 2005, there were 57,367 shares of Company common stock available for purchase under the Purchase Plan. No amounts are charged to expense related to shares purchased under the Purchase Plan. Since the inception of the Company's first stock purchase plan in 1987 and through April 30, 2005, a total of 174,049 shares have been purchased under current and prior stock purchase plans by participants at prices ranging from $1.27 to $8.37 per share.

A summary of the status of all the Company's stock option plans still in effect at April 30, 2005, 2004 and 2003 including changes during the years then ended is presented in the table below:

	2005			2004			2003		
	Shares	**Weighted Average Exercise Price**	**Exercise Prices**	Shares	Weighted Average Exercise Price	Exercise Prices	Shares	Weighted Average Exercise Price	Exercise Prices
Outstanding at beginning of year	**676,850**	**$4.74**	**$1.5625–$8.11**	697,552	$4.85	$1.5625–$7.00	723,054	$4.42	$1.5625–$7.00
Granted	**45,000**	**$8.33**	**$8.33**	45,000	$7.73	$ 7.25–$8.11	57,000	$4.66	$ 4.01–$6.15
Exercised	**(122,350)**	**$4.12**	**$ 1.625–$7.00**	(58,702)	$4.12	$ 1.625–$7.00	(15,000)	$2.98	$ 1.625–$5.38
Forfeited	**(2,600)**	**$6.11**	**$ 3.99–$6.75**	—	—	—	(67,400)	$5.64	$ 3.03–$7.00
Expired	**(2,000)**	**$4.09**	**$ 3.00–$5.19**	(7,000)	$6.14	$ 4.625–$6.75	(102)	$3.13	$3.13
Outstanding at end of year	**594,900**	**$5.13**	**$1.5625–$8.33**	676,850	$4.74	$1.5625–$8.11	697,552	$4.85	$1.5625–$7.00
Exercisable at end of year	**586,004**	**$5.22**		535,850	$4.38		518,652	$4.17	
Weighted average of fair value of options granted during the fiscal year		**$4.78**			$4.52			$2.96	

A summary of the required information for options outstanding and exercisable under the Company's stock option plans at April 30, 2005 at various price ranges is as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.56–$2.50	109,500	1.21	$1.69	109,500	$1.69
$2.51–$4.00	86,900	6.19	$3.39	86,900	$3.39
$4.01–$5.25	79,100	5.65	$4.40	77,197	$4.41
$5.26–$6.75	189,400	5.15	$6.50	185,650	$6.50
$6.76–$8.33	130,000	7.42	$7.67	126,757	$7.66

(7) Employee Benefit Plans

The Company's retirement plan consists of an Employee Stock Ownership Plan ("ESOP"), profit-sharing, and 401(k) plan covering substantially all of its employees. Company contributions to the profit-sharing plan, which are subject to the discretion of the Board of Directors, were essentially discontinued when the ESOP component of the retirement plan was added in 1995. Accordingly, no profit-sharing contributions were approved for the years ended April 30, 2005, 2004 and 2003.

The Board of Directors approved an additional discretionary contribution of approximately $50,000 of Company common stock to the ESOP for each of the fiscal years ended April 30, 2005, 2004 and 2003. These contributions are allocated to the plan's participants based on each participant's compensation for the plan year in proportion to the total compensation paid to all eligible participants for the plan year. The fiscal 2003 amount was used to purchase 8,460 shares of Manatron common stock that was allocated to ESOP participants at December 31, 2003. The fiscal 2004 amount was used to purchase 5,945 shares that was allocated to ESOP participants at December 31, 2004. The fiscal 2005 amount will be allocated to ESOP participants on December 31, 2005. As of April 30, 2005, there were 181,314 shares of the Company's stock held within the ESOP plan.

The Company's 401(k) plan allows eligible employees to contribute to the plan on a pretax basis, subject to certain IRS limitations. This money is deposited into a trust in which the employee has a number of investment alternatives. The Company provides a matching contribution equal to 25% of employee contributions not to exceed 1.25% of an employee's gross pay in a calendar year. Company matching contributions charged to expense for the fiscal years ended April 30, 2005, 2004 and 2003 were approximately $157,000, $158,000 and $150,000, respectively.

The Company is self-insured for all employees' medical expenses incurred to a level of $75,000 per individual per year. Employees' medical expenses incurred beyond the $75,000 level are insured under a stop-loss coverage insurance plan. The Company does not provide health care or other post-employment benefits to retired employees.

Effective January 1, 2002, the Board of Directors approved the Manatron, Inc. Supplemental Executive Retirement Plan (the "Plan") for certain executive officers and employees of the Company. Under this nonqualified Plan, the Company is obligated to contribute 5% of a participant's annual cash compensation to a Rabbi trust on behalf of the participants for a period of ten years. One-third of the contribution will become vested immediately when granted, the remaining two-thirds of the contribution will vest in equal increments over the next two years, on the first and second anniversaries of the grant date. Participants may also elect to make pre-tax contributions to the trust. Payments will begin on January 1st following the later of (i) a participant's termination of employment; or (ii) the participant's 55th birthday. The total amount charged to expense in fiscal 2005, 2004 and 2003 was approximately $47,000, $36,000 and $25,000, respectively.

(8) Shareholder Rights Plan

On March 11, 1997, the Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") on each outstanding share of common stock of the Company. Each Right will, under certain circumstances, entitle the holder to buy one one-hundredth (1/100) of a share of Series A preferred stock, no par value ("Preferred Stock"), at an exercise price of $20 per share, subject to adjustment. Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $1 per share and will be entitled to an aggregate dividend of 100 times the dividend declared on the shares of common stock. In the event of liquidation, the holders of Preferred Stock will receive a minimum preferred liquidation payment of $10 per share and will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of common stock. Each share of Preferred Stock will have 100 votes, voting together with the common stock.

The Rights will be exercisable and transferable separately from the common stock only if a person or group who does not hold 15% or more of Manatron's outstanding common stock as of June 16, 1997, subsequently acquires 15% or more of Manatron's outstanding common stock or if a holder of 15% or more of Manatron's outstanding common stock as of June 16, 1997, subsequently acquires 20% or more of Manatron's outstanding common stock or if any person or group commences or announces an intention to commence a tender or exchange offer the consummation of which would give such person or group beneficial ownership of 30% or more of Manatron's outstanding common stock.

Additionally, if the Company subsequently engages in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the outstanding shares of the Company's common stock are changed or exchanged, or if 50% or more of the Company's assets or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. Alternatively, in the event that, anytime following exercise of the Rights, an Acquiring Person (as defined in the Rights Agreement between the Company and Registrar and Transfer Company (the "Rights Agreement") were to acquire the Company by means of a reverse merger in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, or were to acquire 30% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock deemed fair by the Company's Board of Directors as provided in the Rights Agreement), each Right not owned by such Acquiring Person (whose Rights would thereafter be void) would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the then exercise price of the Right. Prior to a person becoming an acquiring person, the Rights may be redeemed at a redemption price of $0.01 per Right, subject to adjustment. The Rights are subject to amendment by the Board and will expire on June 15, 2007. As of April 30, 2005, no rights have become exercisable.

(9) Sale of Product Lines

Effective May 31, 2004, the Company sold substantially all of the assets and transferred certain liabilities associated with its Judicial product line to MAXIMUS, Inc. for approximately $2.3 million. Software license fees, professional services and recurring support revenues from the Company's Judicial product line represented approximately 4% of the Company's total revenue. This divestiture included all of the Company's Gavel and WRITS products, including case management, court accounting, prosecution management, probation tracking, jury management, child support and related judicial software. The Company received $1.8 million in cash and MAXIMUS, Inc. assumed the liabilities for approximately $500,000 relating to the existing software support contracts on May 31, 2004. This sale resulted in a gain of $2,237,157 that was recognized in the three month period ended July 31, 2004 and is also included in the accompanying statement of income for the fiscal year ended April 30, 2005.

Effective May 29, 2003, the Company sold substantially all of the assets and transferred certain liabilities associated with its Financial product line to N. Harris Computer Corporation ("Harris") for approximately $3.5 million. Software license fees, professional services and recurring support revenues from the Company's Financial product line represented approximately 5% of the Company's total revenue. This divestiture included all of the Fund Accounting, Payroll, Utility Billing and related financial software that the Company had developed or acquired over the last fifteen years, including but not limited to the Open Windows series products, UB5, the ATEK legacy financial products, the Sabre legacy financial products and the SDS Administrator financial software. The Company received $3 million in cash and Harris assumed the liabilities for approximately $500,000 relating to the existing software support contracts on May 29, 2003. This sale resulted in a gain of $3,442,148 that was recognized in the three month period ended July 31, 2003. On December 1, 2003, the Company received the remaining holdback of $520,000 in cash from Harris and recognized the corresponding gain in the three month period ended January 31, 2004. The total gain of $3,962,148 is included in the accompanying statement of income for the fiscal year ended April 30, 2004.

(10) Acquisitions

Effective November 1, 2004, the Company acquired substantially all of the assets of VisiCraft Systems, Inc. and assumed the support and maintenance obligations of its software contracts for approximately $1.2 million. In addition, the Company entered into five-year non-compete agreements with the three prior owners totaling $300,000. The total cash outlay for this transaction is $300,000 per year for five years. The present value of the remaining payments are reflected as a current and long-term note payable in the accompanying balance sheet. The excess of the purchase price over the net book value of assets acquired of $1,168,686 was allocated to other intangible assets, specifically customer relationships and purchased technology. Refer to Note 2 for detail.

Founded in 1999, VisiCraft had contracts for its Windows-based VCS Property Tax Collection System with 23 counties and three cities in Georgia. During this time, VisiCraft built a wealth of experience related to property tax design, development, implementation and support. All five of VisiCraft's employees remained with the Company following the acquisition.

This acquisition has been accounted for under the purchase method of accounting. In addition to the non-compete agreements noted above, the Company has recorded an additional $1.1 million of intangible assets associated with this acquisition related to customer lists and purchased technology. These assets are being amortized over a three-year period. The operating results of VisiCraft are included in the Company's results of operations from the date of acquisition. The acquisition of VisiCraft was not significant to the Company's operating results, and thus pro forma results are not presented.

(11) Contingent Liabilities and Guarantees

The Company is periodically a party, both as plaintiff and defendant, to lawsuits and claims arising out of the normal course of business. If necessary, the Company records reserves for losses that are deemed to be probable and that are subject to reasonable estimates. The Company does not currently anticipate material losses as a result of these proceedings beyond amounts already provided for in the accompanying financial statements.

The Company provides its customers with a one-year warranty on its internally developed application software; however, warranty expenses are not and have not been significant.

The Company is periodically required to obtain bid and performance bonds to provide certain assurances to current and prospective customers regarding its ability to fulfill contractual obligations. The Company has agreed to indemnify the surety for any and all claims made against the bonds. Historically, the Company has not had any claims for indemnity from its surety. As of April 30, 2005, the Company had approximately $30 million in outstanding performance bonds which are anticipated to expire within the next 24 months.

The Company utilizes subcontractors at times to help complete contractual obligations; however, the Company is still ultimately responsible for the performance of the subcontractors.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Manatron, Inc.

We have audited the accompanying balance sheets of Manatron, Inc. as of April 30, 2005 and 2004, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manatron, Inc. at April 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Grand Rapids, Michigan
June 24, 2005

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Manatron's common stock is traded over-the-counter and is regularly quoted on The NASDAQ Small Cap Market under the symbol "MANA."

The following table shows the range of high and low bid information reported by The NASDAQ Small Cap Market for the fiscal years ended April 30, 2005 and 2004:

	2005		2004	
Quarter	**Low**	**High**	Low	High
May–July	**$7.35**	**$10.50**	$6.94	$9.10
August–October	**7.02**	**9.68**	6.00	8.19
November–January	**7.72**	**9.69**	7.60	8.93
February–April	**7.75**	**9.80**	7.58	9.75

These over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

The Company historically has not paid cash dividends. The Company did, however, distribute 5% stock dividends in 1992, 1993 and 1994. The Company currently does not anticipate paying cash or stock dividends on its common stock in the foreseeable future, but instead intends to retain its earnings, if any, for the operation and expansion of the Company's business.

As of July 1, 2005, the Company's common stock was held by approximately 1,500 shareholders, approximately 200 of which were record holders.

The Company did not repurchase any shares of its common stock during the fourth quarter of fiscal year 2005.

Form 10-K Report

A copy of this Annual Report and the Annual Report to the Securities and Exchange Commission on Form 10-K for 2005, including the financial statements and financial statement schedules, may be obtained by any shareholder without charge by writing Jane Rix, Secretary, 510 East Milham, Portage, MI 49002 or by accessing the "Investors" section of the Company's website at www.manatron.com.

CEO and CFO Certifications

The Company has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO) certifying the quality of the Company's public disclosure.



EXECUTIVE OFFICERS

Randall L. Peat
Chairman of the Board

Paul R. Sylvester
President and Chief Executive Officer

Mary Nestell Gephart
Vice President of Human Resources and Administration

Krista L. Inosencio
Vice President of Finance and Chief Financial Officer

G. William McKinzie
Chief Operating Officer

Early L. Stephens
Chief Technology and Marketing Officer

Marty A. Ulanski
Executive Vice President of Sales and Business Development

BOARD OF DIRECTORS

Randall L. Peat
Chairman of the Board

Paul R. Sylvester
President and Chief Executive Officer

W. Scott Baker
President of National Nail Corporation in Grand Rapids, Michigan

Gene Bledsoe
Marketing and Technology Consultant with Virginia Cook, Realtors in Dallas, Texas

Richard J. Holloman
National Account Manager of Misys Healthcare Systems

Harry C. Vorys
Retired, formerly Executive Vice President of Citizens Trust and Savings Bank of South Haven, Michigan

Stephen C. Waterbury
Partner of Warner Norcross & Judd LLP in Grand Rapids, Michigan

Legal Counsel
Warner Norcross & Judd LLP
900 Fifth Third Center
Grand Rapids, Michigan 49503

Transfer Agent
Inquiries relating to stock transfers, changes in ownership, lost or stolen stock certificates, address changes and other matters should be addressed to:
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Auditors
Ernst & Young LLP
171 Monroe Avenue, NW
Grand Rapids, Michigan 49503

Annual Meeting
The Fiscal 2005 Annual Meeting of Shareholders will be held at 10 a.m. EDT on September 7, 2005 at the Western Michigan University Fetzer Center, in Kalamazoo, Michigan.

Investor Relations
Information regarding earnings, press releases, S.E.C. filings and other financial matters is available on the Company's website at www.manatron.com.

Questions may be directed to Paul Sylvester, President and CEO, Manatron, Inc. (510 E. Milham, Portage, Michigan 49002, 269-567-2900 or paul.sylvester@manatron.com) or Matthew Hayden, President, Hayden Communications, Inc. (843-272-4653 or matt@haydenir.com).

designed by curran & connors, inc. / www.curran-connors.com

MANATRON

510 East Milham Avenue
Portage, Michigan 49002
1-866-471-2900
www.manatron.com